Exhibit 2.1

FINAL

AGREEMENT AND PLAN OF MERGER

dated December 9, 2003:

FOR THE ACQUISITION OF

SYSTEMS & COMPUTER TECHNOLOGY CORPORATION

BY

SUNGARD DATA SYSTEMS INC.

i

3.31	Full Disclosure	27

Section 4:	REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB	27
4.1	Due Organization	27
4.2	Authority; Binding Nature of Agreement	27
4.3	Non-Contravention; Consents	27
4.4	Funds	28
4.5	Acquisition Sub	28
4.6	Financial Advisory Agreements	28

Section 5:	CERTAIN COVENANTS OF THE COMPANY	28
5.1	Access and Investigation	28
5.2	Operation of the Company’s Business	29
5.3	No Solicitation	33
5.4	Certain Resolutions	35

Section 6:	ADDITIONAL COVENANTS OF THE PARTIES	35
6.1	Stockholder Approval; Proxy Statement	35
6.2	Regulatory Approvals	37
6.3	Stock Options	38
6.4	Employee Benefits	39
6.5	Indemnification of Officers and Directors	40
6.6	Additional Agreements	41
6.7	Disclosure	41
6.8	Resignation of Officers and Directors	42
6.9	General Cooperation	42
6.10	Acquisition Sub	42
6.11	Section 16 Matters	42

Section 7:	CONDITIONS PRECEDENT TO THE MERGER	42
7.1	Conditions to Obligations of Each Party	42
7.2	Conditions to Obligations of the Company	43
7.3	Conditions to Obligations of Parent and Acquisition Sub	43

Section 8:	TERMINATION	45
8.1	Termination	45
8.2	Effect of Termination	47
8.3	Expenses; Termination Fees	47

Section 9:	MISCELLANEOUS PROVISIONS	49
9.1	Amendment	49
9.2	Waiver	49
9.3	No Survival of Representations and Warranties	49
9.4	Entire Agreement; Counterparts; No Third Party Beneficiaries	49
9.5	Applicable Law; Jurisdiction	50
9.6	Headings	50
9.7	Attorneys’ Fees	50
9.8	Assignability	50
9.9	Notices	50
9.10	Cooperation	51

9.11	Severability	51
9.12	Interpretation of Representations	51
9.13	Reliance by Parent and Acquisition Sub	51
9.14	Bankruptcy Qualification	51
9.15	Construction	52

EXHIBITS

Exhibit A	—	Definitions

Exhibit B	—	Severance Policy

COMPANY DISCLOSURE LETTER

Section 3.1	—	Organization

Section 3.2	—	Capital Stock and Ownership

Section 3.3	—	Financial and Corporate Records

Section 3.4	—	Compliance with Law

Section 3.5	—	SEC Filings

Section 3.6	—	Assets

Section 3.7	—	Obligations

Section 3.8	—	Operations Since June 30, 2003

Section 3.10	—	Tangible Property

Section 3.11	—	Real Property

Section 3.12	—	Environmental

Section 3.13	—	Software and Other Intangibles

Section 3.15	—	Employees and Independent Contractors

Section 3.16	—	Employee Benefit Plans

Section 3.17	—	Customers and Suppliers

Section 3.18	—	Taxes

Section 3.19	—	Proceedings and Judgments

Section 3.20	—	Insurance

Section 3.21	—	Questionable Payments and Activities

Section 3.22	—	Related Party and Affiliate Transactions

Section 3.26	—	Non-Contravention; Consents

Section 3.28	—	Financial Advisory and Other Fees

Section 5.2	—	Pre-Closing Period Conduct of Business

Section 6.4	—	Employment Agreements

AGREEMENT AND PLAN OF MERGER

PARTIES:	SYSTEMS & COMPUTER TECHNOLOGY CORPORATION
a Delaware corporation (the “Company”)
Great Valley Corporate Center
4 Country View Road
Malvern, Pennsylvania 19355

SUNGARD DATA SYSTEMS INC.
a Delaware corporation (“Parent”)
680 East Swedesford Road
Wayne, Pennsylvania 19087

SCHOOLHOUSE ACQUISITION CORP. INC.
a Delaware corporation (“Acquisition Sub”)
680 East Swedesford Road
Wayne, Pennsylvania 19087

DATE:	DECEMBER 9, 2003

BACKGROUND

(1) The respective boards of directors of Parent, Acquisition Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and provisions of and subject to the conditions set forth in this Agreement.

(2) In furtherance of the acquisition of the Company by Parent, the respective boards of directors of Parent, Acquisition Sub and the Company have each approved a merger (the “Merger”) of Acquisition Sub with and into the Company, with the Company as the surviving corporation, upon the terms and provisions of and subject to the conditions set forth in this Agreement.

(3) By resolutions duly adopted, the board of directors of the Company has, in light of and subject to the terms and conditions hereof, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders; and (ii) resolved to recommend that the stockholders of the Company approve and adopt this Agreement.

(4) Capitalized terms used herein shall have the meanings set forth in Exhibit A hereto.

INTENDING TO BE LEGALLY BOUND, in consideration of the mutual agreements contained herein and subject to the satisfaction of the terms and conditions set forth herein, the parties hereto agree as follows:

Section 1: MERGER TRANSACTION

1.2 Merger of Acquisition Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (“DGCL”), at the Effective Time, Acquisition Sub shall be merged with and into the Company, the separate existence of Acquisition Sub shall cease and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.3 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all Obligations and duties of the Company and Acquisition Sub shall become Obligations and duties of the Surviving Corporation.

1.4 Closing; Effective Time. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 8 hereof, the consummation of the Merger (the “Closing”) shall take place at the Philadelphia, Pennsylvania offices of Blank Rome LLP, at 10:00 a.m., local time, on a date to be designated by Parent (the “Closing Date”), which shall be no later than the fifth (5th) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing by the parties hereto. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is specified in the certificate of merger (the “Effective Time”).

1.5 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) subject to Section 6.5(a), the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Acquisition Sub as in effect immediately prior to the Effective Time until thereafter changed or amended in accordance with the provisions thereof and applicable Law;

(b) subject to Section 6.5(a), the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time until thereafter changed or amended in accordance with the provisions thereof and applicable Law;

(c) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Acquisition Sub immediately prior to the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be; and

(d) the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are officers of the Company immediately prior to the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2: CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

2.1 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock, including any Right associated therewith, then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock, if any, including any Right associated therewith, then held by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Sections 2.1(b), 2.1(c) and 2.3, each share of Company Common Stock (including each Right associated therewith), then outstanding shall be converted into the right to receive Sixteen Dollars and Fifty Cents ($16.50) in cash (the “Merger Consideration”), without interest; and

(iv) each of the shares of the common stock, $1.00 par value per share, of Acquisition Sub then outstanding shall be converted into one share of Company Common Stock.

(b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted to reflect such change or transaction.

(c) If, any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the Merger Consideration payable with respect thereto will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. Notwithstanding the foregoing, immediately prior to the Effective Time, each share of restricted Company Common Stock awarded under the Company’s Employees’ Restricted Stock Purchase Plan which remains restricted under the terms of that plan will be replaced with an unrestricted share of Company Common Stock (which unrestricted share will be freely transferable and not subject to repurchase or forfeiture).

2.2 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.1. Such funds shall be invested by the Paying Agent as directed by the Parent or the Surviving Corporation. Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of shares of Company Common Stock.

(b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.1, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of Acquisition Sub that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate. If any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Certificate.

(c) At any time following the sixth (6th) month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Paying Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Law. If any Certificates shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law.

(e) Each of the Surviving Corporation, Parent and Acquisition Sub shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the consideration otherwise payable in the Merger to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to Taxes; provided, however, the Surviving Corporation, Parent or Acquisition Sub, as the case may be, promptly pays when due such amount deducted and withheld to the appropriate Governmental Body for the account of such holder. To the extent that amounts are so withheld and paid, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

2.3 Shares Subject to Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the provisions of Section 262 of the DGCL are or, prior to the Effective Time become, applicable to the Merger, any shares of Company Common Stock that, as of the Effective Time, are held by holders who have as of the Effective Time preserved appraisal rights under Section 262 of the DGCL with respect to such shares (“Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 2.1(a), and the holder or holders of such shares shall be entitled only to such rights as may be provided to such holder or holders pursuant to Section 262 of the DGCL; provided, however, that if such appraisal rights shall not be perfected or the holders of such shares shall otherwise lose their appraisal rights with respect to such shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) the Merger Consideration in accordance with Section 2.1.

(b) The Company shall give Parent (i) prompt notice of any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Common Stock pursuant to Section 262 of the DGCL and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

2.4 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Acquisition Sub, in the name of the Company and otherwise) to take such action.

Section 3: REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Knowing that Parent and Acquisition Sub rely thereon, except as set forth in the Company Disclosure Letter (it being acknowledged that disclosure in the Company Disclosure Letter with respect to any particular Section of the Agreement shall be deemed disclosure with respect to another Section of the Agreement only if the applicability of such disclosure to the subject matter of such other Section is reasonably clear on its face), the Company represents and warrants to Parent and Acquisition Sub as follows:

3.1 Organization. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Law of the jurisdiction of its formation. Each of the Company and its Subsidiaries possesses all requisite power and authority to own its Assets and to conduct its business as and where presently conducted. Each of the Company and its Subsidiaries is duly qualified or registered to do business in each jurisdiction where such qualification or registration is required by applicable Law, except where the failure to be so qualified or registered would not have a Material Adverse Effect. Except as set forth in Section 3.1 of the Company Disclosure Letter, the Company has no Subsidiaries and does not own any securities of any corporation or any other interest in any Person. Neither the Company nor any of its Subsidiaries has any predecessors (by merger, consolidation, acquisition or similar transaction) other than as set forth in Section 3.1 of the Company Disclosure Letter. Section 3.1 of the Company Disclosure Letter states, for each of the Company and its Subsidiaries (a) its exact legal name; (b) its business form and jurisdiction and date of formation; (c) its federal employer identification number; (d) its headquarters address, telephone number and facsimile number; (e) its directors and officers, indicating all current title(s) of each individual; (f) all fictitious, assumed or other names of any type that are registered or used by it or under which it has done business at any time since such company’s date of incorporation or formation; and (g) any name changes, recapitalizations, mergers, reorganizations or similar events since its date of incorporation or formation. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future equity or similar investment in or capital contribution to any other Person. Accurate and complete copies of articles or certificates of incorporation, bylaws and other organization and related documents of each of the Acquired Companies, each as amended to date, and all Contracts relating to the acquisition, if applicable, of each of the Acquired Companies have been made available to Parent.

3.2 Capital Stock and Ownership.

(a) As of December 5, 2003, the authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock: (x) of which 34,760,882 shares were issued and outstanding as of that date, including (1) 167,902 shares of restricted shares issued pursuant to the Company’s Employees’ Restricted Stock Purchase Plan, and (2) 1,528,241 shares held by the Company’s Employee Stock Ownership Trust pursuant to its Employee Stock Ownership Plan, and (y) of which 4,516,724 shares were held by the Company in its treasury as of that date; and (ii) 3,000,000 shares of Preferred Stock, par value $.10 per share of which no shares were issued and outstanding or held by the Company in its treasury as of such date. The Company or one of its Subsidiaries is the sole record and beneficial owner of all of the shares of capital stock or other equity interest of each of its Subsidiaries and of 1,104,972 shares of Series G Convertible Preferred Stock, $.01 par value per share and 1,804,308 shares of Common Stock, $.01 par value per share of WebCT, Inc., and the Company has good and marketable title to all such shares or other equity interest, free and clear of any Encumbrances other than Permitted Encumbrances. There are no shares of Company Common Stock held by any of the Company’s Subsidiaries. Except as set forth in Section 3.2(a) of the Company Disclosure Letter and except in respect of the Company Options: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Contract to which the Company or the Company’s Subsidiaries is a party or by the Company or any of the Company’s Subsidiaries or any of their business or Assets is bound relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Company or the Company’s Subsidiaries is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. Except as set forth in Section 3.2(a) of the Disclosure Letter, since January 1, 2002, the Company has not repurchased, redeemed or otherwise acquired any shares of Company Common Stock.

(b) As of December 5, 2003: (i) 4,450,206 shares of Company Common Stock are subject to issuance pursuant to the exercise of outstanding options (not including shares subject to issuance pursuant to the Company’s 2000 Employee Stock Purchase Plan), 762,150 shares of which are subject to options which (x) were authorized on October 29, 2003 (the “October Options”), (y) are not exercisable for any amount of shares until October 29, 2004, and (z) shall terminate by their terms on and as of the Effective Time; (ii) up to 500,000 shares of Company Common Stock are subject to issuance pursuant to the Company’s 2000 Employee Stock Purchase Plan; and (iii) 1,247,129 shares of Company Common Stock, in the aggregate, are reserved for future grants of options pursuant to the Company’s 1994 Long-Term Incentive Plan, the Company’s 1994 Non-Employee Director Stock Option Plan, and the 1990 Employees’ Stock Option Plan (the “Company’s Stock Option Plans”). Stock options granted by the Company pursuant to the Company’s Stock Option Plans are referred to in this Agreement as “Company Options.” Section 3.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Option was granted and whether such Company Option is an Incentive Stock Option under Section 422 of the Code; (ii) the name of the optionee; (iii) the number of shares of Company Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedules, and the extent to which such Company Option is vested and exercisable as of the date set forth in the Company Disclosure Letter; and (vii) the date on which such Company Option expires. The Company has no plans or arrangements for the issuance of stock options other than the Company Stock Option Plans. The Company has made available to Parent and Acquisition Sub accurate and complete copies of all stock option plans pursuant to which Company has ever granted stock options, and the forms of all stock option agreements evidencing such options.

(c) Except as listed in Section 3.2(c) of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company (or any of the Company’s Subsidiaries); (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company (or any of the Company’s Subsidiaries); or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company (or any of the Company’s Subsidiaries) is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. All of the issued and outstanding shares of capital stock of each of the Company and its Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable, with no liability attaching to the ownership thereof. All issuances and grants of all outstanding Company Options, and all offerings, sales and issuances by each of the Company and its Subsidiaries of any shares of capital stock, including the Company Common Stock, were conducted in compliance with all applicable Law and all requirements set forth in all applicable Contracts.

(d) The Company has terminated the issuance of purchase rights pursuant to the Employees’ Restricted Stock Purchase Plan.

(e) All repurchases, if any, of the Company Common Stock by the Acquired Companies have been made in compliance with applicable Law.

3.3 Financial and Corporate Records. The books of account, minute books, stock and membership interest record books and other similar records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, including an adequate system of internal controls. The Company has made available to Parent an accurate and complete list, as of the date of this Agreement, of all bank accounts, other accounts, certificates of deposit, marketable securities, other investments, safe deposit boxes, lock boxes and safes of each of the Acquired Companies, and the names of all officers, employees or other individuals who have access thereto or are authorized to make withdrawals therefrom or dispositions thereof.

3.4 Compliance with Law. Except as specifically disclosed in the Company SEC Documents, the operations of each of the Acquired Companies, the conduct of the business of each of the Acquired Companies, as and where such business has been or presently is conducted, and the ownership, possession and use of the Assets of each of the Acquired Companies have complied, in all material respects (in each case since the date on which the respective Acquired Companies were formed or acquired by the Company and, to the knowledge of the Company, at any time prior to such date), and currently do comply, in all material respects, with all applicable Laws, including without limitation, SOX. Except as set forth on Section 3.4 of the Company Disclosure Letter, from November 1, 2001 through the date of this Agreement, none of the Company or its Subsidiaries has received any notice, charge, claim, complaint, citation, action or assertion from any Governmental Body regarding any actual or possible material violation of, or failure to comply in any material respect with, any Law. All material licenses, permits, and approvals necessary for each of the Acquired Companies to own, lease and operate its properties or to carry on its respective businesses as it is being conducted, are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect.

3.5 SEC Filings.

(a) The Company has made available to Parent and Acquisition Sub accurate and complete copies of all registration statements, definitive proxy statements and other statements, reports, schedules, forms and other documents (and all amendments or supplements thereto) filed by the Company with the SEC since November 1, 2000 (the “Company SEC Documents”). Except as set forth on Section 3.5 of the Company Disclosure Letter, all statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC since November 1, 2000 have been so filed and in a timely manner. As of the time it was filed with the SEC (or if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the then-applicable requirements of the Securities Act or the Exchange Act (as the case may be) including, without limitation, with the provisions of SOX, to the extent then-applicable; and (ii) except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any documents with the SEC.

(b) The consolidated financial statements (including any related notes) contained in the Company SEC Documents: (i) when filed, complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) when filed, were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments), and (iii) fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of operations and cash flows of Company for the periods covered thereby (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments). The unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2003 included in the Company’s Quarterly Report for the quarter ended June 30, 2003 is sometimes referred to as the “Latest Balance Sheet”.

(c) The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by the Exchange Act. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-

financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. The Company also has in place certain controls and procedures reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorization of management and the advisors of the Company and its Subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on the financial statements.

(d) At all times following the effective date of SOX, the Audit Committee of the Company has taken all actions that it has been required to take pursuant to, and has otherwise complied in all material respects with, the applicable provisions of SOX and the rules and regulations of the SEC and the NASD.

(e) Except as set forth on Section 3.5 of the Company Disclosure Letter, each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company’s Chief Executive Officer and Chief Financial Officer pursuant to SOX and at the time of filing or submission of each such certification, such certification was true and accurate and complied with SOX and the rules and regulations promulgated thereunder.

3.6 Assets. Each of the Company and its Subsidiaries has good and marketable title to all of its respective Assets reflected on the Latest Balance Sheet (other than Assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet) and has the right to transfer all rights, title and interest in such Assets, free and clear of any Encumbrance other than (i) Encumbrances set forth in the Latest Balance Sheet or otherwise disclosed in the Company SEC Reports, (ii) Permitted Encumbrances, or (iii) Encumbrances set forth in Section 3.6 of the Company Disclosure Letter. Each of the Acquired Companies has all material Assets necessary to operate, or which are material to the operation of, its respective business as currently conducted.

3.7 Obligations. As of the date of this Agreement, except as set forth in Section 3.7 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any Obligations of a type required by GAAP to be reflected on a consolidated balance sheet of the Company or in the notes thereto other than (i) Obligations reflected on the Latest Balance Sheet or in the notes thereto; (ii) Obligations that have been incurred by the Acquired Companies since the date of the Latest Balance Sheet and not in breach of any of the representations and warranties made in Section 3.8. Except as described in Section 3.7 of the Company Disclosure

Letter, none of the Obligations of any of the Acquired Companies are guaranteed by any Person.

3.8 Operations Since June 30, 2003. Except as set forth in Section 3.8 of the Company Disclosure Letter, since June 30, 2003:

(a) No event has occurred, and no circumstance has arisen, that alone or in combination with any other events or circumstances, had or would reasonably be expected to have a Material Adverse Effect;

(b) None of the Acquired Companies has incurred any Obligation, acquired or disposed of any business or Assets, or entered into any Contract (other than customer Contracts) or other transaction, involving an annual commitment exceeding $250,000 in any single case or $10,000,000 in the aggregate;

(c) None of the Acquired Companies has sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options), (B) any option, warrant or right to acquire any capital stock or any other security (except for Company Options described in Section 3.2(b) of the Company Disclosure Letter) or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(d) Neither the Company nor any of its Subsidiaries has: (i) entered into a Specified Contract (other than Contracts for the purchase, lease and/or maintenance of Commercially Available Software), except in the ordinary course of business and consistent with past practices, (ii) adopted or entered into any new Employee Benefit Plan, or modified or waived any right under any existing Employee Benefit Plan or any Contract or award under any existing Employee Benefit Plan, except for such modification or waiver effected to comply with Law or otherwise in the ordinary course of business and consistent with past practices, (iii) participated in any merger, consolidation, reorganization, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, (iv) acquired the business or any bulk assets of any other Person, (v) completely or partially liquidated or dissolved, (vi) terminated any part of their respective material businesses, (vii) changed any of their methods of accounting or accounting practices in any material respect, other than to comply with applicable Laws or GAAP, (viii) made any material Tax election, (ix) commenced or settled any Proceeding, or (x) recognized any union or labor organization as the representative of the Company’s or any of its Subsidiaries’ employees.

(e) Neither the Company nor any of its Subsidiaries has: (i) redeemed, retired or purchased, or created, sold, granted or issued any capital stock or other security, any options, warrants or other Contracts or Contract Rights with respect to, any shares of capital stock or other securities, or created, sold, granted or issued any stock options, stock appreciation rights, phantom shares or other similar rights (except for Company Options which are described in Section 3.2(b) of the Company Disclosure Letter, and the issuance of Company Common Stock upon the valid exercise of Company Options); (ii) declared, accrued, set aside or paid any dividend or made any distribution with respect to any shares of capital stock (other than transactions between or among the Company and its Subsidiaries as disclosed in Section 3.8 of the Company Disclosure Letter); (iii) formed any subsidiary or acquired any equity or other interest in any Person; (iv) amended their respective articles or certificates of incorporation or formation, bylaws or other organization documents; (v) bought, sold or engaged in any other transaction involving capital stock of Parent, other securities of Parent or any equity interests in Parent; or (vi) entered into any Contract that commits or committed any of them to take any action or omit to take any action that would constitute a breach of any of the provisions of this Agreement.

3.9 Accounts Receivable. Subject to reserves set forth on the Company’s consolidated financial statements, all Accounts Receivable of each of the Acquired Companies arose in the ordinary course of business and are proper and valid accounts receivable, in all material respects, and there are no material refunds, discounts, rights of setoff or assignment affecting any such Accounts Receivable. Proper amounts of deferred revenues appear on the books and records of each of the Acquired Companies, in accordance with GAAP, with respect to all of the Acquired Companies’ (a) billed but unearned Accounts Receivable; (b) previously billed and collected Accounts Receivable still unearned; and (c) unearned customer deposits.

3.10 Tangible Property. Except as set forth in Section 3.10 of the Company Disclosure Letter, all material Tangible Property of each of the Acquired Companies, wherever located, is, in the aggregate and in all material respects, (i) suitable for the uses for which it is employed and (ii) in satisfactory operating condition (except for ordinary wear and tear).

3.11 Real Property.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth the addresses of the Real Property currently owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as set forth in Section 3.11(a) of the Company Disclosure Letter, the Company or one of its Subsidiaries has good and marketable fee simple title to each such Owned Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as set forth in Section 3.11(a) of the Company Disclosure Letter, the Company is in actual possession of the Owned Real Property. The Company has made available to Parent complete and correct copies of all existing title Insurance Policies insuring the Company or any of its Subsidiaries’ title to any of the Owned Real Property, and all land title surveys possessed by the Company or any of its Subsidiaries with respect to the Owned Real Property (and, to the knowledge of the Company, no material changes or improvements have been made to each such property since the date of the applicable survey that would reasonably be expected to have a Material Adverse Effect). Except as set forth in Section 3.11(a) of the Company Disclosure Letter, and to the knowledge of the Company, no portion of any of the improvements erected on the Owned Real Property encroaches on adjoining property or public streets in any material respect and no portion of any of the Owned Real Property is subject, or has been subjected, to an ad valorem tax valuation such that the Merger, if completed, would be reasonably likely to cause material additional ad valorem taxes to be imposed upon any of the Owned Real Property. The water, gas, electricity and other utilities serving each of the Owned Real Property is adequate to service the normal course business operation of each of the Owned Real Property in all material respects as conducted as of the date of this Agreement. The use of the Owned Real Property by the Company and its Subsidiaries in their businesses as ordinarily conducted at each such Owned Real Property as of the date of this Agreement conforms with applicable zoning Laws, regulations and permits, except where the failure to conform would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.11(a) of the Company Disclosure Letter and except as specifically permitted by this Agreement, neither the Company nor any of its Subsidiaries is obligated under or bound by any Contract or Contract Right, to sell, lease or dispose of any Owned Real Property or any portions thereof.

(b) Section 3.11(b) of the Company Disclosure Letter is an accurate and complete list of all leases or rights of occupancy pursuant to which the Company or any of its Subsidiaries leases, subleases or occupies any Real Property (other than Owned Real Property) (collectively, the “Real Property Leases”), indicating location of such property, rental cost and identity of landlord. Except as set forth in Section 3.11(b) of the Company Disclosure Letter: (i) neither the Company nor any of its Subsidiaries is in material default of any of the Real Property Leases and, to the Company’s knowledge, none of the lessors of the Leased Real Property is in material default of his, her or its obligations under any of the Real Property Leases; and (ii) no Person other than the Company or one of its Subsidiaries has any right to possession, occupancy or use of any of the premises demised under the Real Property Leases for the term of each such Real Property Lease. To the knowledge of the Company, the Company or one of its Subsidiaries has good, valid and indefeasible title to the leasehold estate (if any) conveyed under each Real Property Lease free and clear of all Encumbrances, except Permitted Encumbrances. A true and correct copy of each Real Property Lease has been delivered to Parent, together with any amendments and modifications thereto, and any subordination, non-disturbance and/or attornment Contracts related thereto, and no changes have been made thereto since the date of delivery, except as disclosed in Section 3.11(b) of the Company Disclosure Letter. Except as set forth in Section 3.11(b) of the Company Disclosure Letter, the Company or one of its Subsidiaries is in actual possession of the premises demised under the Real Property Leases. To the knowledge of the Company, all work required to be performed under the Real Property Leases by the landlords thereunder or by the Company or any of its Subsidiaries has been performed, except where the failure to so perform would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) The Owned Real Property and Leased Real Property is defined herein collectively as the “Company Real Property”. Except as set forth in Section 3.11(c) of the Company Disclosure Letter, all of the Company Real Property is, to the knowledge of the Company, structurally sound and in good repair, ordinary wear and tear excepted and is sufficient, in all material respects, for the current operations of the Acquired Companies. Except as specifically disclosed in the Company SEC Documents or the Company Disclosure Letter, the occupancy, possession, maintenance and use of the Company Real Property is not in violation of, or breach or default under, any Contract or Law, except where such violation would not reasonably be expected to have a Material Adverse Effect, and no written notice or written threat from any lessor, Governmental Body or other Person has been received by the Company or any of its Subsidiaries claiming any violation of, or breach, default or liability under, any Contract or Law or requiring or calling attention to the need for any work, repairs, construction, alteration or installations, except where such claim, if finally determined adverse to the Company or any of its Subsidiaries, would not be reasonably expected to have a Material Adverse Effect. Except as set forth in Section 3.11(c) of the Company Disclosure Letter, certificates of occupancy have been issued for the Owned Real Property, and, to the knowledge of the Company, (i) certificates of occupancy have been issued for the Leased Real Property and (ii) no additional certificates of occupancy, licenses or other Permits are required for the current use or operation of the Company Real Property, except where the failure to have any such Permits would not reasonably be expected to have a Material Adverse Effect.

3.12 Environmental. Except as set forth in Section 3.12 of the Company Disclosure Letter: (a) the Company and its Subsidiaries are in compliance, in all material respects, with applicable Environmental Laws (as defined below), including holding all material permits and authorizations required pursuant to such Laws for the ownership and operation of its business as currently conducted and compliance, in all material respects, with the terms thereof, and the

Company has no knowledge of any facts or circumstances that would prevent, interfere with, or materially increase the cost of maintaining such compliance in the future; (b) the Owned Real Property and, to the knowledge of the Company, the Leased Real Property (including, in each case, soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substance in such a manner or concentration that the Company or any of its Subsidiaries is or would be required under any Environmental Laws to conduct a response action to protect human health and/or the environment; (c) to the knowledge of the Company, the Real Property formerly owned by any of the Acquired Companies and the Real Property formerly leased by any of the Acquired Companies were not contaminated with any Hazardous Substance during the period of ownership or operation by the Company or any of its Subsidiaries in such a manner or concentration that the Company or any of its Subsidiaries is or would be required under any Environmental Laws to conduct a response action to protect human health and/or the environment; and (d) none of the Acquired Companies has (i) treated, placed, held, stored, located, released, transported, handled or disposed of any Hazardous Substance on, under, from or at any of the Company Real Property (or any Real Property formerly owned by any of the Acquired Companies) other than in a manner that would not require a response action to protect human health and/or the environment pursuant to applicable Environmental Laws, (ii) any knowledge of the presence of any Hazardous Substances that have been released into the environment on, under or at any of the Company Real Property other than that which would not require a response action to protect human health and/or the environment pursuant to Environmental Laws, or (iii) received any written notice (A) of any material violation of any Environmental Laws that has not been resolved, (B) of the institution or pendency of any material Proceeding by any Governmental Body or any third party in connection with any such violation, (C) requiring the response to or remediation of a release or threatened release of Hazardous Substances at or arising from any of the Company Real Property, (D) alleging non-compliance by the Company or any of its Subsidiaries with the terms of any Permit required under any Environmental Laws in any manner reasonably likely to require material expenditures or to result in material liability or (E) demanding payment of a material amount for response to or remediation of a release of Hazardous Substances at or arising from any of the Company Real Property. The Company has provided, or will provide in accordance with Section 5.1 hereof, to Parent all material assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company regarding environmental matters pertaining to the environmental condition of the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company or any of its Subsidiaries with any Environmental Laws, and the Company Real Property.

3.13 Software and Other Intangibles.

(a) Section 3.13(a) of the Company Disclosure Letter contains an accurate and complete list and description of all (i) Software owned, purported to be owned, developed or under development by any of the Acquired Companies (“Owned Company Software”); (ii) material Software which is licensed, marketed, supported, maintained or used by the Acquired Companies (other than Commercially Available Software and the Owned Company Software); and (iii) all material names, material corporate names, material fictitious names, material trade names, material trademarks, material trademark applications, material service marks, material service mark applications, material brand names, material product names, and material slogans, material patents, material patent applications, material copyrights (other than Software), material copyright applications, material copyright registrations, material designs and material logos owned, marketed, licensed, supported, maintained, used or under development by the

Company and its Subsidiaries (such Software and Intangibles described in subsections (i), (ii) and (iii) above and Commercially Available Software collectively referred to herein as the “Company Intangibles”), and, in the case of Owned Company Software, a product description, the language in which it is written, and the type of standard operating systems on which it runs. Except as set forth in Section 3.13(a) of the Company Disclosure Letter, no other Software or Intangibles (other than Commercially Available Software, trade secrets and know-how) are currently used in a material manner to operate the business of any of the Acquired Companies.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Letter, each of the Acquired Companies has good and valid title to, and has the full right to use, in all material respects, all of the Company Intangibles owned, purported to be owned, developed or under development by any of the Acquired Companies (collectively, “Owned Company Intangibles”), and the full right to use, in all material respects, all other Company Intangibles, in each case free and clear of any Encumbrance other than Permitted Encumbrances. Except as set forth in Section 3.13(b) of the Company Disclosure Letter, no rights of any third party are materially necessary to market, license, sell, modify, update, and/or create derivative works for the Owned Company Intangibles.

(c) Except as set forth in Section 3.13(c) of the Company Disclosure Letter, the Company has used reasonable efforts (i) to have all of the copyrightable Owned Company Intangibles created as works made for hire (as defined under U.S. copyright law) by employees of the Acquired Companies, or (ii) to the extent that any author or developer of the Acquired Companies was not an employee of the Acquired Companies at the time such Person contributed to any Owned Company Intangibles, to have such author or developer irrevocably assign to one or more of the Acquired Companies in writing all copyrights and other proprietary rights in such Person’s work with respect to such Owned Company Intangibles.

(d) With respect to the Owned Company Software (i) the Acquired Companies maintain machine-readable master-reproducible copies, source code listings in all material respects, technical documentation and user manuals for the most current releases or versions thereof and for all earlier releases or versions thereof currently being supported by them; (ii) in each case, the machine-readable copy substantially conforms to the corresponding source code listing; (iii) it can be reasonably maintained and modified by reasonably competent programmers familiar with such language and operating systems; and (iv) in each case, it operates in all material respects in accordance with the user manual therefor without material operating defects.

(e) (i) None of the Owned Company Intangibles and, to the knowledge of the Company, none of the other Company Intangibles (other than Commercially Available Software), or their respective past or current uses by any of the Acquired Companies, including the preparation, distribution, marketing or licensing thereof, has violated or infringed upon, or is violating or infringing upon, any Software, technology, patent, copyright, trade secret or other Intangible of any Person in a material manner; (ii) none of the Owned Company Intangibles and, to the knowledge of the Company, no other Company Intangibles (other than Commercially Available Software) is subject to any material Judgment; (iii) no Proceeding involving any of the Acquired Companies is pending in any court or, to the knowledge of the Company, is threatened to any of the Acquired Companies in writing, nor, has any written claim or demand been made to any of the Acquired Companies which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by the Company or any of its Subsidiaries of any of the Owned Company Intangibles; and (iv) to the knowledge of the Company, no Person is violating or infringing upon, or has violated or infringed upon at any time, any of the Company Intangibles (other than Commercially Available Software).

(f) The Company and each of its Subsidiaries has taken commercially reasonable steps (in accordance with Software and data processing industry standards) to maintain the confidentiality of all of its trade secrets and copyrights with respect to the Company Intangibles. Except as set forth in Section 3.13(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or to any other Person, or knowingly permitted the disclosure to any escrow agent or to any other Person of, the source code (or any material aspect or portion thereof) for or relating to any past, present or future product of any of the Acquired Companies.

(g) Except as set forth in Section 3.13(g) of the Company Disclosure Letter, any license, sublicense or other Contract to which at least one of the Acquired Companies is a party covering or relating to any Company Intangible is binding and enforceable and is in full force and effect, in all material respects, and upon consummation of the transactions contemplated hereby, will continue to be binding, enforceable and in full force and effect, in all material respects, on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby, except where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither Company nor any of its Subsidiaries is in breach of or default under any license, sublicense or other Contract covering or relating to any Company Intangible or has performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder. No Proceeding is pending or, to the knowledge of the Company, is being or has been threatened in writing nor has any claim or demand been made in writing which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract to which at least one of the Acquired Companies is a party covering or relating to any Company Intangible, in any material manner, except in each case for those breaches or defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(h) None of the Software or other Intangibles listed or required to be listed in Section 3.13(a) of the Company Disclosure Letter is registered in the name of or, to the knowledge of the Company, owned by any current or former owner, stockholder, member, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of any of the Acquired Companies (or any of their respective affiliates or predecessors) nor, to the knowledge of the Company and except as disclosed in Section 3.13(h) of the Company Disclosure Letter, does any such Person have any interest therein or right thereto, including the right to royalty payments.

(i) Except with respect to demonstration or trial copies and except as disclosed in Section 3.13(i) of the Company Disclosure Letter, no portion of any Owned Company Software or, to the knowledge of the Company, any other Company Intangible contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase Software, hardware, or data without the consent of the user.

(j) Set forth in Section 3.13(j) of the Company Disclosure Letter are all Internet domain names registered to any of the Acquired Companies (“Domain Names”). An Acquired Company is the only registrant with respect to each of the Domain Names, and all registrations of Domain Names are due to expire on such dates as set forth in Section 3.13(j) of the Company Disclosure Letter. None of the Acquired Companies has been notified that an action has been taken or is pending in any court to challenge rights to, suspend, cancel or disable any Domain Name, registration therefor or the right of any Acquired Company to use its Domain Names. To the knowledge of the Company, each of the Acquired Companies has all right, title and interest in and to, and rights to use on the Internet its Domain Names.

(k) Except as disclosed in Section 3.13(k) of the Company Disclosure Letter, there is no material governmental prohibition or restriction on the use of any of the Company Intangibles in any jurisdiction in which the Acquired Companies conduct business or on the export or import of any of the Company Intangibles from or to any jurisdiction in which the Acquired Companies conduct business.

(l) Except as disclosed in Section 3.13(l) of the Company Disclosure Letter, (i) at least one of the Acquired Companies is the sole owner of, and has good and marketable title to, and all right, title and interest in and to all material databases created by the Company or any of its Subsidiaries that are used in and related to the Company’s or any of its Subsidiaries’ business, free and clear of any Encumbrance other than Permitted Encumbrances; (ii) no Person other than the Acquired Companies has any right or interest of any kind or nature in or to such databases; (iii) to the knowledge of the Company, no Person (A) is violating or infringing upon, or has violated or infringed upon at any time, any right of the Acquired Companies in or to such databases; or (B) is breaching or has breached at any time any duty or obligation owed to any of the Acquired Companies in respect of such databases; and (iv) to the knowledge of the Company, neither the past nor current use of any such database or the information contained therein in the business of the Acquired Companies (A) has violated or infringed upon in any material respect, or is violating or infringing upon in any material respect, the rights of any Person or (B) breaches in any material respect any duty or obligation owed to any Person or (C) violates in any material respect the privacy or any Law relating to the privacy of any Person.

(m) To the knowledge of the Company and except as set forth in Section 3.13(m) of the Company Disclosure Letter, since its respective inception, none of the Acquired Companies has exported or re-exported, directly or indirectly (including via remote access) any part of any Owned Company Intangible to any country to which a license is required under the laws, administrative regulations, and executive orders relating to the control of imports and exports of commodities and technical data, use and remote use of Software and related property, and registration of customer agreements, including the Export Administration Regulations of the U.S. Department of Commerce, the International Traffic in Arms Regulations of the U.S. Department of State and the Enhanced Proliferation Control Initiative in the U.S. without first obtaining all applicable licenses.

(n) To the knowledge of the Company, since October 4, 2002, each of the Acquired Companies that has collected data and personal information from users of web sites owned, operated and maintained by, on behalf of, or for the benefit of such Acquired Company in connection with its operations, activity, conduct and business on the World Wide Web (“Web”), has maintained, during the time in which it has collected data and personal information from users of its Web sites, a written privacy statement or policy governing the collection, maintenance, and use of data and information collected from users of such Web sites (“Company Web Sites”). Such privacy statement or policy has been conspicuously made available to users of Company Web Sites. Such statement or policy, along with the collection, maintenance, and use of user data and information complies in all material respects with all applicable Law, including Laws of the U.S. Federal Trade Commission. Each Acquired Company’s privacy statement or policy relating to the Company Web Sites does not in any material respect restrict or limit such Acquired Company’s successors’ rights to use, sell, license, distribute, and disclose such collected data.

(o) Except as set forth in Section 3.13(o) of the Company Disclosure Letter, there are no linking, hyperlinking, deep-linking, framing, or other means or method by which a Company Web Site visitor may move or transfer directly from any Company Web Site to another Web site or view or access another Web site from any Company Web Site.

3.14 Contracts. The Company has made available to Parent copies of all of the following types of Contracts to which any of the Acquired Companies is a party or by which any of the Acquired Companies is bound as of the date of this Agreement (collectively, the “Specified Contracts”), grouped into the following categories and, where applicable, subdivided by product line or division: (a) Software license, remote processing, time sharing, and Software maintenance Contracts, service Contracts and other customer Contracts, excluding purchase orders made in the ordinary course of business which are pursuant to an underlying master Contract; (b) Contracts for the purchase, lease and/or maintenance of Software (other than Commercially Available Software); (c) Contracts for the purchase or lease of Real Property or otherwise concerning Real Property owned or used by any of the Acquired Companies; (d) loan agreements, mortgages, notes, and guarantees and other financing Contracts; (e) employment, independent contractor, collective bargaining, consulting and sales representative Contracts (excluding Contracts which constitute Employee Benefit Plans listed in Section 3.16 of the Company Disclosure Letter, and excluding oral Contracts with employees for “at will” employment); (f) Contracts under which any rights in and/or ownership of any Software product, technology or other Intangible of any of the Acquired Companies, or any prior version thereof, or any part of the customer base, business or Assets of any of the Acquired Companies, or any shares or other ownership interests in any of the Acquired Companies (or any of their predecessors) was acquired; and (g) other material Contracts, including Contracts for the purchase, lease and/or maintenance of computer equipment and other equipment under which any of the Acquired Companies is the purchaser, licensee, lessee or user, Contracts for the purchase, license, lease and/or maintenance of Commercially Available Software, and consulting and sales representative and other supplier Contracts (excluding Contracts which constitute Insurance Policies and excluding this Agreement and all other Contracts entered into between any of the Acquired Companies and Parent, or among any of the Acquired Companies, Parent and other parties in connection herewith), in each case of subsection (g) where the Contract requires payments in excess of $150,000. None of the Acquired Companies is a party to any indemnification agreements in favor of any of its officers or directors (other than as set forth in its bylaws or certificate of incorporation). As of the date of this Agreement, with respect to each of the Contracts to which any of the Acquired Companies is a party or is bound, none of the Acquired Companies is in default thereunder, nor would be in default thereunder with the passage of time, the giving of notice, or both, and, to the knowledge of the Company, none of the other parties to any Contract is in default thereunder or would be in default thereunder with the passage of time, the giving of notice or both, except in each case for those defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Contract to which any of the Acquired Companies is a party or is bound, is in full force and effect in accordance with its terms, except where the failure of any or all of such Contracts to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.15 Employees and Independent Contractors. The Company has made available to Parent a list, as of the date of this Agreement, of all of the employees of the Company and its Subsidiaries and (a) their titles or responsibilities; (b) the dates of hire; (c) their current salaries or wages and all bonuses, commissions and incentives paid at any time during the past twelve months; (d) their last compensation changes and the dates on which such changes were made; (e) any current bonus, commission or incentive plans or agreements for or with them; and (f) any outstanding loans or advances made to them. The Company has made available to Parent a list, as of the date of this Agreement, of all sales representatives and independent contractors engaged by the Acquired Companies and (a) their tax identification numbers and state or country of residence; (b) their payment arrangements; and (c) brief description of their jobs or projects currently in progress. Except as limited by any employment Contracts and except for any limitations of general application which may be imposed under applicable Law, each of the Acquired Companies has the right to terminate the employment of each of its employees at will and to terminate the engagement of any of its independent contractors without payment to such employee or independent contractor other than for services rendered through termination and without incurring any penalty or liability other than liability for severance pay in accordance with such Acquired Company’s severance pay policy. Except as listed in Section 3.15 of the Company Disclosure Letter, none of the Acquired Companies is a party to or bound by any union or collective bargaining agreement, nor is any such union or collective bargaining agreement currently being negotiated by or on behalf of any of the Acquired Companies. Since November 1, 1999, none of the Acquired Companies has experienced any strike, work stoppage, work slowdown, lockout or union organizing activity that has had a Material Adverse Effect, nor is there now pending or, to the knowledge of the Company, threatened any strike, work stoppage, work slowdown, lockout or union organizing activity which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has historically used commercially reasonable efforts to execute agreements with independent contractors that contain restrictions that adequately protect the proprietary and confidential information of the Acquired Companies and vest in the Acquired Companies the full ownership of items developed by such contractor. There are no controversies pending or, to the knowledge of the Company, threatened between the Company or its Subsidiaries and any of their respective employees, except for such controversies which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as listed in Section 3.15 of the Company Disclosure Letter, there are no unfair labor practice complaints, grievances or labor arbitration proceedings pending or to the knowledge of the Company, threatened. Since November 1, 2000, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act (“WARN Act”), affecting any single site of employment or one or more facilities or operating units within any single site of employment or facility of the Company or any of its Subsidiaries or (ii) a “mass layoff” (as defined in the WARN Act) affecting any single site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign law or regulation similar to the WARN Act. To the knowledge of the Company, neither the Company’s nor any of its Subsidiaries’ employees has suffered an “employment loss” (as defined in the WARN Act) in the ninety (90) days prior to the date of this Agreement.

3.16 Employee Benefit Plans. Section 3.16 of the Company Disclosure Letter sets forth an accurate and complete list of all Employee Benefit Plans of the Acquired Companies and their ERISA Affiliates in effect as of the date of this Agreement (collectively referred to as “Company’s Employee Benefit Plans”). Except as set forth in Section 3.16 of the Company

Disclosure Letter, (a) neither the Acquired Companies nor any of their ERISA Affiliates has, as of the date of this Agreement established, maintained or contributed to (or had the obligation to contribute to) any Employee Benefit Plans, and (b) there exists no formal proposal by the Acquired Companies to amend any of their existing Employee Benefit Plans, in any material respect, or to adopt any new Employee Benefit Plan. For purpose of the foregoing sentence, “formal proposal” means a proposal currently under serious consideration by the Acquired Companies, which proposal has been documented in writing and is known by the Company’s Senior Vice President of Human Resources & Organizational Strategy. Accurate and complete copies and descriptions of all of the Company’s Employee Benefit Plans, have been delivered or made available to Parent. If permitted and/or required by applicable Law, the Acquired Companies have properly submitted each of the Company’s Employee Benefit Plans intended to be qualified under §401(a) of the Code in good faith to the Internal Revenue Service (the “IRS”) for a determination of the qualified status of such plan. Favorable letters of determination of such tax-qualified status from the IRS have been delivered or been made available to Parent. With respect to the Company’s Employee Benefit Plans, the Acquired Companies will have made, on or before the Closing Date, all payments required to be made by them on or before the Closing Date and will have accrued (in accordance with GAAP) as of the Closing Date all payments due but not yet payable as of the Closing Date, so there will not have been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies. The Acquired Companies have delivered or made available to Parent an accurate and complete copy of the most current Form 5500 and any other form or filing required to be submitted to any Governmental Body with regard to any of the Company’s Employee Benefit Plans and the most current actuarial report with regard to any of the Company’s Employee Benefit Plans. All of the Company’s Employee Benefit Plans are, and have been, operated in material compliance with their provisions and with all applicable Law including, to the extent applicable, ERISA and the Code and the regulations and rulings thereunder. The Acquired Companies and, to the knowledge of the Company, all fiduciaries of the Acquired Companies’ Employee Benefit Plans have materially complied with the provisions of Company’s Employee Benefit Plans and with all applicable Law including ERISA and the Code and the regulations and rulings thereunder. Neither the Acquired Companies nor their ERISA Affiliates has any obligation with respect to any Employee Benefit Plan subject to Title IV of ERISA or any obligation to contribute or pay withdrawal liability to any Multiemployer Plan (as defined in ERISA or the Code). Except as otherwise provided in Section 3.16 of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (x) result in any payment (including any severance, unemployment compensation or golden parachute payment) becoming due from any of the Acquired Companies under any of the Company’s Employee Benefit Plans or under any Contract to which any of the Acquired Companies is a party, (y) increase any benefits otherwise payable under any of the Company’s Employee Benefit Plans or under any Contract to which any Acquired Company is a party, or (z) result in the acceleration of the time of payment or vesting of any such benefits to any extent. There are no pending Proceedings that have been asserted or instituted against any of the Company’s Employee Benefit Plans, the Assets of any of the trusts under such plans, the plan sponsor, the plan administrator or, to the Company’s knowledge, any fiduciary of any such plan (other than routine benefit claims), and, to the Acquired Companies’ knowledge, there are no facts which could form the basis for any such Proceeding. There are no investigations or audits of any of the Company’s Employee Benefit Plans, any trusts under such plans, the plan sponsor or the plan administrator of any such plan that have been instituted or, to the Acquired Companies’ knowledge, threatened, and, to the Acquired Companies’ knowledge, there are no facts which could form the basis for any such investigation or audit.

3.17 Customers and Suppliers. Except as set forth in Section 3.17 of the Company Disclosure Letter, since November 1, 2001, there has been no termination, cancellation or material curtailment of the business relationship of the Company or any of its Subsidiaries with any customer or supplier or group of affiliated customers or suppliers which individually or in the aggregate would result in a Material Adverse Effect nor has there been any written notice of intent to so terminate, cancel or materially curtail which would have such a Material Adverse Effect.

3.18 Taxes.

(a) Except as disclosed in Section 3.18 of the Company Disclosure Letter, (i) each of the Acquired Companies has properly and timely filed all Tax Returns required to be filed by it, all of which were prepared and completed in all material respects in compliance with all applicable Law; (ii) each of the Acquired Companies has paid all Taxes required to be paid by it (whether or not shown on a Tax Return); except for any unpaid Taxes for which the Company has made an appropriate reserve on the Latest Balance Sheet; (iii) there is no reasonable basis for any material Tax deficiency or adjustment to be assessed against any of Acquired Companies; and (iv) there are no agreements or waivers currently in effect that provide for an extension of time for the assessment of any Tax against any of the Acquired Companies. Except as set forth in Section 3.18 of the Company Disclosure Letter, the Company has not acquired Assets from another corporation in a transaction in which Company’s Tax basis for the acquired Assets was determined, in whole or in part, by reference to the Tax basis of the acquired Assets (or any other property) in the hands of the transferor.

(b) None of the Assets of the Company or any of its Subsidiaries is required to be treated as being owned by any other Person pursuant to the “safe harbor” leasing provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as formerly in effect.

(c) Neither the Company nor any of its Subsidiaries (i) is a party to, is bound by or has any Obligation under any Tax sharing agreement or similar Contract other than one that is solely between the Company and one or more of its Subsidiaries or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor, by Contract or otherwise.

(d) Neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign law) by reason of a change in accounting method or otherwise, and the IRS has not proposed any such adjustment or change in accounting method. Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law); (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date.

(e) Neither the Company nor any of its Subsidiaries is, or has been, a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) Except as disclosed in Section 3.18 of the Company Disclosure Letter: (i) except for the affiliated group of which the Company is presently a member, the Company has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than as a common parent corporation, and (ii) each of the Company’s Subsidiaries has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, except where the Company was the common parent of such affiliated group.

(g) Except as set forth in Section 3.18 of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to any Contract or plan that by reason of the transactions contemplated in this Agreement would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, or would constitute compensation in excess of the limitations set forth in Section 162(m) of the Code.

(h) Except as set forth in Section 3.18 of the Company Disclosure Letter, there are no Tax Encumbrances upon any Asset or property of the Company or any of its Subsidiaries except liens for Taxes not yet due and payable.

(i) Except as set forth in Section 3.18 of the Company Disclosure Letter, no power of attorney currently in force has been granted by the Company or any of its Subsidiaries concerning any Tax matter.

(j) Neither the Company nor any of its Subsidiaries has made a disclosure on a federal income Tax Return pursuant to Section 6662 of the Code.

(k) Except as set forth in Section 3.18 of the Company Disclosure Letter, no audits or other administrative Proceedings or court Proceedings have ever been conducted, are presently pending or, to the knowledge of the Company, threatened with regard to any Taxes or Tax Return of the Company, any of its Subsidiaries or any affiliated, consolidated, combined or unitary group of which the Company or any Subsidiary of the Company is a member (other than those being contested in good faith and for which adequate reserves have been established) and, to the knowledge of the Company, no material issues have been raised by any Tax authority in connection with any Tax or Tax Return. Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other taxing authorities.

(l) Neither the Company nor any of its Subsidiaries has been the “distributing company” (within the meaning of Section 355(a)(1) of the Code) nor the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) (i) within the two-year period ending on the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement.

(m) Each of the Acquired Companies has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, agent, representative, supplier, creditor, stockholder or other Person for all periods for which the statutory period of limitations for the assessment of such Tax has not yet expired and all Internal Revenue Service Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(n) Each of the Acquired Companies has disclosed to the Internal Revenue Service on the appropriate Tax Returns any Reportable Transaction in which it has participated. Each of the Acquired Companies has retained all documents and other records pertaining to any Reportable Transaction in which it has participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which it has participated but not listed in Treasury Regulation Section 1.6011-4(g). For purposes of this Agreement, the term “Reportable Transaction” shall mean any transaction listed in Treasury Regulation Section 1.6011-4(b).

3.19 Proceedings and Judgments. Except as set forth in Section 3.19 of the Company Disclosure Letter or the Company SEC Documents, as of the date of this Agreement, there is no pending Proceeding, and, to the knowledge of the Company, no Person has threatened to commence any Proceeding that involves any of the Acquired Companies or any of the Assets owned or used by any of the Acquired Companies, which (a) the Company believes is reasonably likely to result in liability to the Company or any of its Subsidiaries of an amount in excess of $250,000, or (b) which would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied Judgment.

3.20 Insurance. The Company has made available to Parent copies of all material Insurance Policies as of the date of this Agreement relating to the business, assets and operations of the Acquired Companies. Each of such Insurance Policies is in full force and effect as of the date of this Agreement. Except as set forth in Section 3.20 of the Company Disclosure Letter, from January 1, 2002 through the date of this Agreement, none of the Acquired Companies has received any written notice regarding any actual or threatened (a) cancellation or invalidation of any Insurance Policy, (b) refusal of any coverage or rejection of any material claim under any Insurance Policy, or (c) material adjustment in the amount of the premiums payable with respect to any Insurance Policy. Since January 1, 2001, the Company’s directors’ and officers’ Insurance Policies and other “claims” made Insurance Policies have been in full force and effect during the respective period(s) of coverage.

3.21 Questionable Payments and Activities.

(a) To the knowledge of the Company, no current or former director, executive, officer, representative, agent or employee of any of the Acquired Companies (when acting in such capacity or otherwise on behalf of any of the Acquired Companies or any of their predecessors), (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977; (iv) has established or maintained, or is maintaining, any unlawful or unrecorded fund of corporate monies or other properties; (v) has made any false or fictitious entries on the books and records of any of the Acquired Companies; (vi) has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise on behalf of any of the Acquired Companies; or (vii) made any material favor or gift that is not deductible for federal income tax purposes using corporate funds or otherwise on behalf of any of the Acquired Companies.

(b) Except as set forth in Section 3.21(b) of the Company Disclosure Letter, since January 1, 2001, neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, except for any complaint, allegation, assertion or claim as has been resolved without any resulting material change to the Company’s or any of its Subsidiaries accounting or auditing practices, procedures, methodologies or methods or their respective internal accounting controls. To the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company’s board of directors or any committee thereof or to any director or officer of the Company. To the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Law by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents.

3.22 Related Party and Affiliate Transactions. Except as set forth in Section 3.22 of the Company Disclosure Letter, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.23 Effect of Agreement; Inapplicability of Anti-takeover Statutes and Rights Agreement. The Company has the corporate right, power and authority to enter into and to perform its obligations under this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery thereof by Parent and Acquisition Sub, this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms. Neither the Company nor any of its Subsidiaries is subject to any “moratorium”, “control share”, “fair price” or other antitakeover laws and regulations of any state (collectively the “Takeover Laws”) that would affect this Agreement or the transactions contemplated hereby. The Company’s board of directors has approved this Agreement and the transactions contemplated hereby, including the Merger, for purposes of such Takeover Laws. The Company’s board of directors has by the unanimous vote of all directors of the Company (a majority of whom are disinterested directors) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the requirements of the DGCL, (iii) declared that this Agreement is advisable, (iv) resolved to recommend that stockholders of the Company approve and adopt this Agreement (the recommendation of the Company’s board of directors that the stockholders of the Company approve and adopt this Agreement being referred to as the “Company Board Recommendation”), (vi) to the extent necessary, adopted a resolution having the effect of causing the Company, this Agreement and the transactions contemplated hereby and thereby not to be subject to any state takeover law or similar Law, including Section 203 of the DGCL, that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement, and (vii) adopted any necessary resolutions to provide for the treatment of Company Options as set forth in Section 6.3 of this Agreement. The Company has taken all action necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby, including the Merger.

3.24 Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the board of directors of the Company has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement.

3.25 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger or consummate any of the other transactions contemplated by this Agreement.

3.26 Non-Contravention; Consents. Subject to the approval and adoption of this Agreement by the holders of the Company Common Stock, neither (i) the execution, delivery or performance of this Agreement, nor (ii) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the articles or certificate of incorporation or formation, bylaws or other charter or organizational documents of the Company or any of its Subsidiaries, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of the Company or any of its Subsidiaries;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Law or any Judgment to which the Company or any of its Subsidiaries, or any of the assets owned or used by the Company or any of its Subsidiaries, is subject, in each case excluding as a result or pursuant to any Excluded Laws;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by any of the Company or its Subsidiaries or that otherwise relates to the business of any of the Company or its Subsidiaries or to any of the assets owned or used by any of the Company or its Subsidiaries, in each case excluding as a result or pursuant to any Excluded Laws;

(d) except as set forth in Section 3.26(d) of the Company Disclosure Letter, contravene, conflict with or result in a violation or breach of, result in a default under or require Consent under, any provision of any Specified Contract to which any of the Company or its Subsidiaries is a party or is bound, or give any Person the right to (i) declare a default (or give rise to any right of termination, amendment, cancellation or acceleration) or exercise any remedy under any such Specified Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Specified Contract, (iii) accelerate the maturity or performance of any such Specified Contract, or (iv) cancel, terminate or modify any term of such Specified Contract, in each case other than any such matter or matters that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect;

(e) except for any Encumbrances arising from or created by Parent or Acquisition Sub, result in the imposition or creation of any material Encumbrance upon or with respect to any Asset owned or used by any of the Company or its Subsidiaries (except Permitted Encumbrances); or

(f) result in, or increase the likelihood of, the disclosure or delivery to any escrowholder or other Person of any source code for or relating to any past, present or future product of any of the Acquired Companies (or any portion or aspect of such source code of any of the Acquired Companies), in each case other than any such matter or matters that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

Except as may be required by the Exchange Act and the DGCL, any antitrust law or regulation including the HSR Act and the NASD Bylaws (collectively, the “Excluded Laws”), none of the Company or its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement by the Company, or (y) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement.

3.27 Fairness Opinion. The Company’s board of directors has received the written opinion of ThinkEquity Partners LLC, financial advisor to the Company, dated December 8, 2003 to the effect that as of such date the Merger Consideration is fair to the stockholders of the Company from a financial point of view. The Company has furnished a true and correct copy of said written opinion to Parent.

3.28 Financial Advisory and Other Fees. Except as set forth in Section 3.28 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Companies.

The Company has made available to Parent accurate and complete copies of all Contracts under which all fees, commissions and other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of C.E. Unterberg, Towbin and ThinkEquity Partners LLC.

3.29 Financial Advisory Agreements. Subject to Section 3.28, none of the Acquired Companies has any obligation or liability of any nature under, or with respect to, any brokerage agreement, finders agreement, placement agency agreement, financial advisory agreement, underwriting agreement or similar agreement.

3.30 Acquisition Discussions. Since October 28, 2003, the Company has not breached any of its covenants contained in the Letter Agreement dated October 28, 2003, between Parent and Company.

3.31 Full Disclosure.

(a) No representation or warranty by the Company contained in this Agreement or pursuant hereto (including the Company Disclosure Letter) and no statement contained in any document (including financial statements and certificates), or other writings furnished by the Company to Parent or Acquisition Sub or any of their representatives (excluding financial forecasts, and other forward looking projections or information) pursuant to the provisions hereof or identified or referred to in the Company Disclosure Letter, contains any untrue statement of material fact or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not false or misleading.

(b) The copies of documents attached to the Company Disclosure Letter or otherwise delivered or made available to Parent in connection with the transactions contemplated hereby (other than financial forecasts and projections) are authentic and complete, in all material respects, and are not missing any amendments, modifications, correspondence or other related papers which would be pertinent to Parent’s understanding thereof in any material respect. To the Company’s knowledge, there is no fact that has not been disclosed to Parent in the Company Disclosure Letter or otherwise in writing, that had or has or, so far as the Company can reasonably foresee, will have a Material Adverse Effect on any of the Acquired Companies or the ability of Company to perform its obligations under this Agreement.

Section 4: REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub represent and warrant to the Company as follows:

4.1 Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2 Authority; Binding Nature of Agreement. Parent and Acquisition Sub have the corporate right, power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Acquisition Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Acquisition Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against them in accordance with its terms. No vote of the holders of Parent’s securities is required to adopt this Agreement, approve the Merger or permit the consummation of any of the other transactions contemplated by this Agreement.

4.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the Merger will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Parent or Acquisition Sub, (b) result in a default by Parent or Acquisition Sub under any Contract to which Parent or Acquisition Sub is a party, except for any default that has not had and will not have a material adverse effect on the ability of Parent and Acquisition Sub to consummate the Merger, or (c) result in a violation by Parent or Acquisition Sub of any Law, order, writ, injunction, judgment or decree to which Parent or Acquisition Sub is subject, except for any violation that has not had and will not have a material adverse effect on the ability of Parent and Acquisition Sub to consummate the Merger. Except as may be required by the Securities Act, the Exchange Act, state securities or “blue sky” laws, the DGCL, any antitrust law or regulation (including the HSR Act) and the rules of the NYSE, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger.

4.4 Funds. Acquisition Sub has, or will have prior to the consummation of the Merger, sufficient funds available to permit Acquisition Sub to satisfy the obligation to pay the Merger Consideration in the Merger.

4.5 Acquisition Sub. Acquisition Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement, including the Merger. As of the Effective Time, Acquisition Sub will be an indirect, wholly-owned subsidiary of Parent.

4.6 Financial Advisory Agreements. Neither Parent nor Acquisition Sub has any obligation or liability of any nature under, or with respect to, any brokerage agreement, finders agreement, placement agency agreement, financial advisory agreement, underwriting agreement or similar agreement in connection with the Merger or any of the other transactions contemplated by this Agreement.

Section 5: CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause the respective Representatives of the Acquired Companies to: (a) provide Parent and Parent’s Representatives with reasonable access to the Acquired Companies’ Representatives, personnel and Assets; provided, however, that any such access shall be coordinated through senior management of the Company (and Company counsel) and the Company shall have the right to approve in advance the script, if any, to be used in connection with such access, such approval not to be unreasonably withheld; (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information (including information on bank accounts and investments) regarding the Acquired Companies and their financial condition, as Parent may reasonably request; (c) provide to Parent all information concerning the Acquired Companies’ business that Parent reasonably requests; (d) permit Parent and its Representatives to contact major customers of the businesses of the Acquired Companies; provided, however, that any customer contact shall be coordinated through senior management of the Company (and Company counsel), and the Company shall have the right to approve in advance the script, if any, to be used in connection with such customer contact, such approval not to be unreasonably withheld; (e) provide Parent and Parent’s Representatives with reasonable access to the Owned Real Property, and subject to the terms of each Real Property Lease, the Leased Real Property, for the purpose of conducting phase I environmental site assessments; provided, however, that any access shall be coordinated through senior management of the Company (and Company counsel), and the Company shall have the right to approve in advance the script, if any, to be used in connection with such access, such approval not to be unreasonably withheld; and (f) provide notice of the transactions contemplated by this Agreement to any and all unions or labor organizations representing any employees of the Company or its Subsidiaries; provided, however, that any notice shall be coordinated through senior management of the Company (and Company counsel), and the Company shall have the right to approve in advance any notice, such approval not to be unreasonably withheld. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed by the Company during the Pre-Closing Period with the SEC; (ii) any material notice, document or other communication sent or proposed to be sent by or on behalf of any of the Acquired Companies to any party to any Specified Contract of a type described in subsections (a), (b) and (c) of Section 3.14 or, solely with respect to any material notice, document or other communication alleging a breach of any Specified Contract of a type described in subsections (a), (b) and (c) of Section 3.14, sent to any of the Acquired Companies by any party to any such Specified Contract (other than any communication that relates solely to routine commercial transactions between an Acquired Company and the other party to any such Specified Contract and that is of the type sent in the ordinary course of business and consistent with past practices); (iii) all other written information concerning its business, properties and personnel as Parent may reasonably request. In addition, the Company shall during the Pre-Closing Period give written notice to Parent, and Parent shall during the Pre-Closing Period give prompt written notice to the Company of (a) the discovery by such party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by such party in this Agreement; (b) the discovery by such party of any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by such party in this Agreement if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; (c) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; (d) the occurrence of an event or circumstance that could be reasonably expected to make the timely satisfaction of any of the conditions set forth in Section 7 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect; or (e) the commencement of any litigation or Proceeding against or affecting this Agreement, or the Merger; provided, however, in the case of subsections (a) and (b) of this sentence, the notice may be given within three (3) Business Days of the applicable discovery.

Notwithstanding anything in this Section 5.1 to the contrary, no notice, report or document given pursuant to this Section 5.1 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

5.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) the Company shall use commercially reasonable efforts to ensure that each of the Acquired Companies conducts its businesses and operations (A) in the ordinary course consistent with past practices and (B) in compliance in all material respects with all applicable Law (including the WARN Act) and the requirements of all Specified Contracts; (ii) the Company shall use all commercially reasonable efforts to ensure that each of the Acquired Companies preserves intact in all material respects its current business organization, keeps available the services of its current officers and employees and maintains its existing material relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with any of the Acquired Companies; (iii) the Company shall keep in full force all Insurance Policies referred to in Section 3.20 or comparable replacement or renewal policies; (iv) the Company shall use commercially reasonable efforts to cause to be provided all notices, assurances and support required by any Specified Contract (other than Contracts for the purchase, lease and/or maintenance of Commercially Available Software) relating to any Software or Intangibles in order to ensure that no condition under such Specified Contract occurs that could result in (A) any transfer or disclosure by any Acquired Company of any source code, or (B) a release from any escrow of any source code that has been deposited or is required to be deposited in escrow under the terms of such Specified Contract; and (v) the Company shall promptly notify Parent of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement.

(b) During the Pre-Closing Period and except as otherwise contemplated by this Agreement, the Company shall not (without the prior written consent of Parent), and shall not permit any of the other Acquired Companies to, except as set forth in Section 5.2(b) of the Company Disclosure Letter:

(i) (A) declare, accrue, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a Subsidiary of the Company, to its corporate parent), (B) split, combine or reclassify any of its outstanding capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or other equity interests (other than the issuance of Company Common Stock pursuant to the valid exercise of Company Options outstanding as of the date of this Agreement, including shares that may be issued pursuant to the Company’s 2000 Employee Stock Purchase Plan), or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

(ii) sell, issue, grant, pledge or encumber or authorize the issuance, grant, pledge or Encumbrance of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement, including shares that may be issued pursuant to the Company’s 2000 Employee Stock Purchase Plan and except, in each case, for Permitted Encumbrances relating to shares of the Company’s Subsidiaries);

(iii) amend or waive any of its rights under any provision of any of the Company’s Stock Option Plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract, in each case with respect to the capital stock of the Company or the Acquired Companies;

(iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(v) form any Subsidiary or directly or indirectly acquire any equity or other interest in, or make any other investment in or capital contribution to, any other Entity;

(vi) make any capital expenditure that would have a material adverse impact on the Acquired Companies. Solely for purposes of this Section 5.2(b)(vi), “material adverse impact on the Acquired Companies” shall mean capital expenditures that, when added to all other capital expenditures made on behalf of the Acquired Companies during the Pre-Closing Period, exceed $500,000, in the aggregate, during any particular month during the Pre-Closing Period;

(vii) except as otherwise permitted by this Section 5.2, enter into or become bound by, or permit any of the material assets owned or used by it to become bound by, any material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any material Contract, in each case other than in the ordinary course of business and consistent with past practices;

(viii) acquire, lease or license any right or other material asset from any other Person or sell or otherwise dispose of, or lease or license, any material right or other material Asset, including without limitation, any Software or Intangibles of the Acquired Companies to any other Person, except in each case for assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices;

(ix) dispose of or permit to lapse any material rights to the use of any Software or Intangibles of the Acquired Companies, or dispose of or disclose to any Person other than representatives of Parent any material trade secret, formula, process, know-how or other Intangibles not theretofore a matter of public knowledge, except in each case in ordinary course of business and consistent with past practices;

(x) lend money to any Person, or incur or guarantee any indebtedness, including, without limitation, any additional borrowings under any existing lines of credit (except that the Company may make routine borrowings and advancement of expenses in the ordinary course of business and consistent with past practices);

(xi) (A) except as required to comply with applicable Law, establish, adopt or amend any Employee Benefit Plan, pay, commit to pay or accelerate the payment of any bonus or make, commit to make or accelerate any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits, severance, insurance or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, except that the Company may make routine, reasonable salary increases in connection with the Company’s customary employee review process, and may pay customary bonus payments in accordance with existing bonus plans, or (B) other than as permitted by in Section 5.2(b)(xii), enter into or amend any employment, consulting, severance or similar agreement with any individual other than consulting agreements entered into in the ordinary course of business involving payments in the aggregate for all such consulting agreements not in excess of $50,000 in any month and not with a term in excess of 90 days;

(xii) hire any employee with an annual base salary in excess of $100,000, or with total annual compensation in excess of $200,000 or promote any employee except to fill a position vacated after the date of this Agreement;

(xiii) (A) other than in the ordinary course of business consistent with past practice, change in any material respect any of its product return or warranty policies, product maintenance policies, service policies, product modification or upgrade policies, personnel policies or other business policies or (B) make any change, in any material respect, in any method of accounting or accounting practice or policy (including any method, practice or policy relating to Taxes), except as required by any changes in GAAP or as otherwise required by Law;

(xiv) make or rescind any material Tax election or settle or compromise any material Tax liability of the Company or of any Acquired Company;

(xv) (A) commence or settle any material Proceeding, or (B) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations reflected or reserved against in the consolidated financial statements (or the notes thereto) of the Company and its Subsidiaries (except in the ordinary course of business and consistent with past practices);

(xvi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal, subject in all cases to Section 5.3;

(xvii) permit any material Insurance Policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent;

(xviii) enter into any agreement, understanding or commitment that restrains, limits or impedes, in any material respect, the ability of any Acquired Company to compete with or conduct any business or line of business;

(xix) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries generally;

(xx) take any action that could be reasonably expected to result in any of the conditions to the Merger set forth in Section 7 not being satisfied;

(xxi) enter into any material transaction or take any other material action outside the ordinary course of business and inconsistent with past practices;

(xxii) acquire, lease or enter into any agreement to acquire or lease any Real Property;

(xxiii) agree or commit to take any of the actions described in clauses “(i)” through “(xxii)” of this Section 5.2(b); or

(xxiv) amend, modify, extend, or enter into any collective bargaining agreement or other agreement with any union or labor organization representing any employees of the Company or any of its Subsidiaries.

5.3 No Solicitation.

(a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company permit or authorize any of its or any of its Subsidiaries’ officers, directors or employees to, and the Company shall use all commercially reasonable efforts to cause any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries not to, (i) solicit, initiate, facilitate or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or in connection with any Acquisition Proposal, or furnish to any Person any information or data with respect to or provide access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, that notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.3 or any other provision hereof shall prohibit the Company or the Company’s board of directors from taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, provided that the Company may not, except as permitted by this Section 5.3, withdraw or modify, or propose to withdraw or modify, the Company Board Recommendation or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. Upon execution of this Agreement, the Company will immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, the Company may furnish information concerning its businesses or its Subsidiaries, properties or assets to any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) and may negotiate and participate in discussions and negotiations with such Person or group concerning a Superior Proposal (as defined below), provided that such Person or group shall have entered into a confidentiality agreement, the confidentiality provisions of which shall not be materially more favorable to such third party than those provided for in the Confidentiality Agreement (provided that such confidentiality agreement must permit the Company to disclose to Parent all of the information required to be disclosed by the Company to Parent by this Section 5.3) if:

(x) such Person or group has submitted an Acquisition Proposal that the Company’s board of directors has determined in good faith is or would reasonably be expected to result in a Superior Proposal; except where, prior to the date of this Agreement, such Person or group has had discussions with, or been provided information by, the Company relating to an Acquisition Proposal, in which case such Person or group has submitted a Superior Proposal;

(y) in the good faith opinion of the Company’s board of directors, after consulting with independent legal counsel to the Company, such action is required to discharge the board’s fiduciary duties to the Company’s stockholders under applicable Law; and

(z) the Company has notified Parent in writing of its intention to engage in such discussions or negotiations or to provide such confidential information not less than 24 hours prior to so doing.

The Company will promptly (but in no case later than 24 hours after receipt thereof) notify Parent in writing of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Acquisition Proposal, and the Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Acquisition Proposal (and will promptly provide to Parent copies of any written materials (including e-mails) received by the Company or its Representatives in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal which was not previously provided to Parent. The Company will keep Parent informed on a prompt basis of the status and details of any such Acquisition Proposal and of any amendments or proposed amendments to any Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal.

(b) Except as set forth in this Section 5.3(b), neither the board of directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 5.3(a)). Notwithstanding the foregoing, subject to compliance with the provisions of this Section 5.3, prior to the Effective Time, the Company’s board of directors, after consulting with independent legal counsel, may withdraw or modify the Company Board Recommendation in a manner adverse to Parent or Acquisition Sub, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, if the board determines in good faith, after consulting with independent legal counsel to the Company, that such action is required to discharge the board’s fiduciary duties to the Company’s stockholders under applicable Law, provided that in each case the Company has given Parent written notice at least three (3) Business Days in advance of such action that the board of directors of the Company has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal.

(c) Nothing in this Section 5.3, and no action taken by the board of directors of the Company pursuant to this Section 5.3, will (i) permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal (other than a confidentiality agreement to the extent permitted under this Section 5.3 hereof) for as long as this Agreement remains in effect or (ii) affect in any manner any other obligation of the Company under this Agreement.

(d) For purposes of this Agreement, “Acquisition Proposal” means any bona fide offer, proposal or other indication of interest regarding any of the following (other than the transactions provided for in this Agreement involving the Company): (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a significant portion of the assets of the Company and its Subsidiaries, taken as a whole, including, without limitation, any license, lease or other transfer or disposition of all or a significant portion of the Software and Intangibles of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any purchase of or tender offer or exchange offer for ten percent (10%) percent or more of the outstanding shares of capital stock of the Company, or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. For purposes of this Agreement, “Superior Proposal” means an Acquisition Proposal not solicited after October 28, 2003 on terms which the board of directors of the Company determines in good faith, taking into consideration such matters that it deems relevant (including, without limitation, the additional time necessary to consummate the Acquisition Proposal), to be more favorable to the Company’s stockholders than the Merger (based on the written advice of an independent financial advisor to the Company that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Merger), for which financing, to the extent required, is (based upon the written advice of an independent financial advisor to the Company) reasonably capable of being obtained; provided, however, that for purposes of this definition, “Acquisition Proposal” shall be deemed to refer only to a transaction involving a majority of the outstanding voting securities of the Company or all or substantially all of the assets of the Company.

(e) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which any of the Acquired Companies is a party or under which any of the Acquired Companies has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company also will promptly request each Person that has executed a confidentiality agreement prior to the date hereof in connection with its consideration of a possible Acquisition Proposal or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of any of the Acquired Companies.

5.4 Certain Resolutions. The board of directors of the Company or the compensation committee thereof shall pass any necessary resolutions as soon as practicable after the date hereof to provide for the treatment of Company Options as set forth in Section 6.3 of this Agreement.

Section 6: ADDITIONAL COVENANTS OF THE PARTIES

6.1 Stockholder Approval; Proxy Statement.

(a) The Company shall, as soon as practicable following the date hereof, prepare and file with the SEC the Proxy Statement and shall use all reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company’s stockholders, as promptly as practicable. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall give Parent an opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the

Proxy Statement prior to transmission to the SEC or its staff and shall not transmit any such material to which Parent reasonably objects. If at any time prior to the Company Stockholders’ Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare such an amendment or supplement and after obtaining the consent of Parent, which shall not be unreasonably withheld, to such amendment or supplement, shall promptly transmit such amendment or supplement to the Company’s stockholders. Once the Company Stockholders’ Meeting has been called and noticed, the Company shall not postpone or adjourn (other than for the absence of a quorum and then only to the next possible future date) the Company Stockholders’ Meeting without Parent’s consent.

(b) The Company shall promptly following the date that the Proxy Statement is cleared by the SEC take all action necessary under all applicable Law to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the approval and adoption of this Agreement (the “Company Stockholders’ Meeting”). The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Law.

(c) Once the Company Stockholders’ Meeting has been called and noticed, the Company shall not postpone or adjourn (other than for the absence of a quorum and then only to the next possible future date) the Company Stockholders’ Meeting without Parent’s consent. Subject to Section 5.3: (A) the Company shall include the Company Board Recommendation in the Proxy Statement; and (B) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent or Acquisition Sub, and no resolution by the Board of Directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or Acquisition Sub shall be adopted or proposed. The Board of Directors of the Company shall submit this Agreement to the holders of Company Common Stock, whether or not the Board of Directors of the Company at any time changes, withdraws or modifies the Company Board Recommendation. Subject to Section 5.3, the Company shall solicit from the holders of Company Common Stock proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by the DGCL and the certificate of incorporation and by-Laws of the Company to authorize, approve and adopt this Agreement and the Merger. Without limiting the generality of the foregoing, (i) the Company agrees that its obligation to duly call, give notice of, convene and hold a meeting of the holders of Company Common Stock, as required by this Section 6.1, shall not be affected by the withdrawal, amendment or modification of the Company Board Recommendation and (ii) the Company agrees that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or Superior Proposal.

(d) Parent agrees to cause all shares of Company Common Stock, if any, owned by Parent or any subsidiary of Parent to be voted in favor of the approval and adoption of the Agreement at the Company Stockholders’ Meeting.

(e) Subject to Parent’s and Acquisition Sub’s fulfillment of their respective obligations with respect thereto, Company agrees and covenants that the Proxy Statement shall contain (and shall be amended in a timely manner so as to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other applicable Law and shall conform in all material respects with the requirements of the Exchange Act and any other applicable Law, and the Proxy Statement shall not, at the time it is filed with the SEC or published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no covenant is hereby made by the Company with respect to any information supplied by Parent or Acquisition Sub in writing for inclusion in, or with respect to Parent or Acquisition Sub information derived from Parent’s public SEC filings which is included or incorporated by reference in, the Proxy Statement.

(f) None of the information supplied or to be supplied in writing by or on behalf of Parent for inclusion in the Proxy Statement shall, at the time the Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(g) If at any time after the date the Proxy Statement is mailed to stockholders and prior to the Company Stockholders’ Meeting any information relating to the Company, Parent or Acquisition Sub, or any of their respective affiliates, officers or directors, is discovered by the Company, Parent or Acquisition Sub which is required to be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and to the extent required by applicable Law, disseminated to the stockholders.

6.2 Regulatory Approvals. Each party shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file any notifications required under any applicable antitrust Laws in connection with the Merger or the other transactions contemplated by this Agreement. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (a) give the other party prompt notice of the commencement or threat of commencement of any Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (b) keep the other party informed as to the status of any such Proceeding or threat, and (c) promptly inform the other party of any communication to or from any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. Except as may be prohibited by any Governmental Body or by any Law, (y) each party will consult and cooperate with the other, and will consider in good faith the views of the other, in connection with any analysis, appearance, presentation, memorandum, brief, Proceeding under or relating to any foreign, federal or state antitrust or fair trade Law, and (z) in connection with any such Proceeding, each party will permit, upon the approval of the other party which shall not be unreasonably withheld, authorized Representatives of the other to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Proceeding. At the reasonable request, and only at the reasonable request, of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to its or its Subsidiaries’ ability to operate or retain any of the businesses, product lines or assets of the Company or any of its Subsidiaries, provided that any such action is conditioned upon the consummation of the Merger.

6.3 Stock Options.

(a) As of the Effective Time, each outstanding Company Option granted under the 1994 Non-Employee Director Stock Option Plan which has not been exercised prior to the Effective Time, whether or not then exercisable or vested, shall be cancelled and, in consideration of the cancellation, shall receive the Option Cash Amount (defined below).

(b) As soon as practicable after the date hereof, the Company shall offer to amend the outstanding Company Options (other than the Company Options which, by their terms, expire prior to or at the Effective Time, including the October Options) (the “Eligible Options”) granted under the Company’s 1994 Long-Term Incentive Plan and the Company’s 1990 Employees’ Stock Option Plan (collectively, the “Specified Option Plans”), which amendment (the “Option Amendment”) will provide that each holder of such Company Options shall be entitled to receive, subject to and effective as of the Effective Time, the Option Cash Amount for all of such holder’s Eligible Options, whether or not then exercisable or vested, in consideration of the cancellation of all Company Options held by such holder (including any Company Options with exercise prices per share equal to or greater than the Merger Consideration), all subject to and effective as of the Effective Time. The Company shall use commercially reasonable efforts to have each such holder of Company Options consent to the Option Amendment. To the extent that any holder does not consent to the Option Amendment, the Eligible Options held by such holder shall continue to remain outstanding under the Specified Option Plans after the Effective Time, subject to the right of the board of directors of the Company to settle in cash any exercise of the Company Options pursuant to the terms of the Specified Option Plans. The Company shall provide Parent with copies of all material documents in connection with the Option Amendment and allow Parent a reasonable opportunity to review and make reasonable changes to any documents which are proposed to be sent to the holders of Company Options. For purposes of this Section 6.3, “Option Cash Amount” shall mean the product of (X) the excess, if any, of the Merger Consideration over the exercise price per share of the applicable Company Option and (Y) the number of shares subject to the applicable Company Option; provided, however, that the Option Cash Amount shall be paid net of any applicable Tax withholdings, which the Surviving Corporation or the Parent, as the case may be, shall promptly pay when due to the appropriate Governmental Body for the account of each holder of the Company Option.

(c) Except with respect to the Specified Option Plans pursuant to which there are Company Options outstanding as of the Effective Time, all stock option plans established by the Company or any of its Subsidiaries shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Company or any Subsidiary of the Company (including the Company’s Restricted Stock Purchase Plan and its Employee Stock Purchase Plan) shall be terminated and of no further force or effect as of the Effective Time. Prior to the

Effective Time, at the request of Parent, the Company shall take all action (including amending any and all of the Company’s existing stock option plans and program and any and all stock option agreements, in each case subject to obtaining any consent from option holders (to the extent required), which the Company shall use commercially reasonable efforts to obtain) that Parent determines may be reasonably necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 6.3 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 6.3.

6.4 Employee Benefits.

(a) Parent agrees that all employees of the Acquired Companies who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Parent or the Surviving Corporation after the Effective Time (“Continuing Employees”) shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans; provided, however, that (i) nothing in this Section 6.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time (including as of the Effective Time), and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be immediately eligible to participate in a similar health or welfare benefit plan (if any) of Parent (all of such plans collectively, “Parent Employee Benefit Plans”) to substantially the same extent as similarly situated employees of Parent. Immediately after the Effective Time, the Continuing Employees shall be entitled to participate in a plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code sponsored, maintained or contributed to by Parent or its Subsidiaries (a “Parent 401(k) Plan”). Each Continuing Employee’s period of service and compensation history with the Company and the Acquired Companies shall be counted in determining eligibility for, and the amount and vesting of, benefits under each Parent Employee Benefit Plan. Each Continuing Employee who participates in a Parent Employee Benefit Plan that provides health care benefits (whether or not through insurance) shall participate without regard to any waiting period or any condition or exclusion based on pre-existing conditions, medical history, claims experience, evidence of insurability, or genetic factors, and shall receive full credit for any co-payments or deductible payments, or net account balances under any cafeteria or flexible spending plan made before the Closing Date. In the event that any Continuing Employee receives an “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from any of the Company’s Employee Benefit Plans intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”), Parent shall cause a Parent 401(k) Plan to accept a direct rollover of such eligible rollover distribution (including any portion of such eligible rollover distribution comprised of the outstanding balance of a loan from such Company 401(k) Plan). Nothing in this Section 6.4(a) or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Parent and, unless set forth on Section 6.4(a) of the Company Disclosure Letter, the employment of each Continuing Employee shall be “at will” employment. Each Continuing Employee is an intended third party beneficiary of this Section 6.4(a). Parent agrees to maintain, for the benefit of the employees of the Acquired Companies, the severance policy set forth on Exhibit B attached to this Agreement, for a period of one (1) year from the Effective Time; provided, however, that any severance payable under the policy shall in all cases be subject to the employee’s execution of Parent’s standard form employee release.

(b) If Parent directs any Acquired Company, the Acquired Company shall terminate, effective as of the day immediately prior to and contingent upon the Acquired Company becoming a member of the same Controlled Group of Corporations (as such term is defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”), any 401(k) Plan sponsored by any of the Acquired Companies (or to which any of the Acquired Companies contribute). The Acquired Companies shall provide Parent evidence that such 401(k) Plans have been terminated pursuant to resolutions of the board of directors of the applicable Acquired Company (the form and substance of such resolutions shall be subject to review and approval of Parent) effective as of the 401(k) Termination Date.

6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification existing in favor of those Persons who are or have at any time been directors and officers of the Company (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Company’s bylaws and certificate of incorporation as in effect as of the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of six (6) years from the Effective Time.

(b) Provided that the officers of the Company as of the date hereof prepare and execute the application with respect thereto, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, a “tail” policy of directors’ and officers’ liability insurance (the “Tail Policy”) covering the period of time from the Effective Time until up to the sixth (6th) anniversary of the Effective Time, providing comparable coverage to the existing directors’ and officers’ liability Insurance Policy maintained by the Company as of the date hereof; provided, however, that the Surviving Corporation shall not be required to pay an aggregate premium for such Tail Policy in excess of $1,500,000, and, in the event the aggregate premium for such Tail Policy exceeds $1,500,000, the Surviving Corporation shall be entitled to alter the amount of such coverage under the Tail Policy to such amount that can be obtained for an aggregate premium equal to $1,500,000.

(c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 6.5, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.5, and none of the actions described in clause “(i)” or clause “(ii)” shall be taken until such provision is made.

(d) Parent shall cause the Surviving Corporation to perform all of the Surviving Corporation’s obligations under this Section 6.5. The provisions of this Section 6.5 shall be enforceable by each Indemnified Person and his heirs and representatives, and are in addition to and not in substitution for, any other right to indemnification or contribution that such Indemnified Person may have under the certificate of incorporation and bylaws of the Company or the Surviving Corporation, under any acquisition Contract, under the DGCL or otherwise.

(e) Notwithstanding any other provision in this Agreement to the contrary, the provisions of this Section 6.5 may not be amended or modified without the approval of each of the Indemnified Persons.

6.6 Additional Agreements.

(a) Subject to Section 6.6(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 6.6(b), each party to this Agreement (i) shall make all filings with a Governmental Body and shall use all reasonable effort to give all notices required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger and each of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger or any of the other transactions contemplated by this Agreement. Each party shall promptly deliver to the other parties a copy of each such filing made, each such notice given and each such Consent obtained by such party during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Companies to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Companies to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, Software or Intangible, or to commit to cause any of the Acquired Companies to license or otherwise make available to any Person any technology, Software or Intangible; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Companies to hold separate any assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Companies; or (vi) to contest any Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement if Parent determines in good faith that contesting such Proceeding might not be advisable.

6.7 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries or any Representative of any of the Acquired Companies to, make any disclosure that is disseminated to all, substantially all, or a significant portion of the employees of the Acquired Companies, to the public or otherwise, in each case regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have been given the opportunity to review and comment upon such disclosure and shall have approved such disclosure, (b) solely with respect to such disclosure that is disseminated to all, substantially all, or a significant portion of the employees of the Acquired Companies, such disclosure is consistent with the guidelines mutually agreed to by the parties in writing, or (c) the Company shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law. Notwithstanding the foregoing or anything to the contrary in this Agreement or any other agreement relating to the transactions contemplated by this Agreement, each party to this Agreement (and any employee, Representative or other agent of such party) may disclose to any and all Persons, without limitation of any kind, the U.S. Federal income tax treatment and U.S. Federal income tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) this provision shall not permit disclosure until the earliest of (A) the date of the public announcement of discussions relating to the transactions contemplated by this Agreement, (B) the date of the public announcement of the transactions contemplated by this Agreement or (C) the date of the execution of an agreement (with or without conditions) to enter into the transactions contemplated by this Agreement, (ii) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Agreement and (iii) this provision shall not permit disclosure to the extent that nondisclosure is necessary in order to comply with applicable securities Laws. Nothing in this Agreement shall in any way limit any party’s ability to consult any tax advisor (including a tax advisor independent from all other entities involved in any or all of the transactions contemplated by this Agreement) regarding the tax treatment or tax structure of the transactions contemplated by this Agreement. For purposes of this Agreement, the terms “tax treatment” and “tax structure” shall have the meanings ascribed to such terms in United States Treasury Regulation Sections 1.6011-4(c)(8) and (9).

6.8 Resignation of Officers and Directors. The Company shall use commercially reasonable efforts to obtain and deliver to Parent on or prior to the Effective Time the resignation of each director of each of the Acquired Companies and such officers of the Acquired Companies as Parent shall request.

6.9 General Cooperation. From the date hereof through the Effective Time, the Acquired Companies will use their commercially reasonable good faith efforts to operate their businesses in such a manner as to achieve a smooth transition consistent with the respective business interests of the Acquired Companies and Parent. In this regard, the Acquired Companies and Parent agree that they will enter into good faith discussions concerning the businesses of the Acquired Companies, including personnel policies and procedures, and other operational matters.

6.10 Acquisition Sub. Parent shall take all action necessary to cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

6.11 Section 16 Matters. The board of directors of the Company shall adopt a resolution in advance of the Effective Time providing that the disposition by the officers and directors of the Company of Company Common Stock, Company Options or other equity securities of the Company pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

Section 7: CONDITIONS PRECEDENT TO THE MERGER

7.1 Conditions to Obligations of Each Party. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) This Agreement shall have been duly approved and adopted by the Required Company Stockholder Vote.

(b) No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; provided that, subject to Section 6.6(b), in the case of a restraining order, injunction or other order, each of the parties shall have used their commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered.

7.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by the Company) of each of the following conditions:

(a) Each of Parent’s representations and warranties contained in this Agreement shall be true and correct as of the date of this Agreement, or as a date subsequent to the date of this Agreement (as if made on such subsequent date) (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure to be true and correct does not have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger.

(b) Parent shall have complied with, in all material respects, Parent’s covenants contained in this Agreement, except where its noncompliance does not have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger.

(c) (i) All waiting periods (and any extensions thereof) under the HSR Act relating to the Merger and the other transactions contemplated hereby will have expired or terminated early and (ii) any Consent required under any other applicable antitrust Law or regulation or other Law shall have been obtained if the failure to obtain such Consent would both: (i) materially and adversely affect the Parent or the Acquired Companies and (ii) reasonably be expected to result in the prohibition of the consummation of the Merger.

7.3 Conditions to Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by Parent) of each of the following conditions:

(a) Each of the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.5, 3.13, 3.15, 3.23, 3.24, 3.25, 3.27, 3.28 (first sentence only), and 3.29 of the Agreement shall be true and correct in all material respects at all times from the date of this Agreement through and including the Effective Time (determined without regard to any knowledge or materiality qualifications therein), except to the extent any such representations and warranties are qualified by a Material Adverse Effect qualification, in which case each such representation and warranty shall be true and correct in all respects (determined without regard to knowledge qualifications therein) at all times from the date of this Agreement through and including the Effective Time (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties shall be true and correct in all material respects as of such earlier date, determined without regard to any knowledge or materiality qualifications therein, except to the extent any such representations and warranties are qualified by Material Adverse Effect, in which case any such representations and warranties shall be true and correct in all respects, without regard to knowledge qualifications therein, as of such earlier date), and (y) each of the representations and warranties of the Company set forth in this Agreement shall be true and correct (determined without regard to any knowledge qualifications or any materiality or Material Adverse Effect qualifications therein), at all times from the date of this Agreement through and including the Effective Time (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, determined without regard to any knowledge qualifications or any materiality or Material Adverse Effect qualifications therein), except for purposes of this subclause (y), to the extent the failure of any such representations and warranties to be true and correct, taken together in their entirety, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company shall have performed and complied, in all material respects, with each material covenant and agreement contained in this Agreement and required to be performed or complied with by it.

(c) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect and no event shall have occurred and no circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect.

(d) Any waiting period under any applicable antitrust Law or regulation (including the HSR Act) or other Law shall have expired or been terminated and any Consent required under any applicable antitrust Law or regulation or other Law shall have been obtained.

(e) There shall not be pending any Proceeding in which a Governmental Body is a party or otherwise involved, and neither Parent nor the Company shall have received a communication from any Governmental Body in which such Governmental Body indicates the intention of commencing any Proceeding or taking any other action: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger or any of the other transactions contemplated by this Agreement and seeking to obtain from Parent or any of the Acquired Companies, any damages or other relief that may be material to Parent or the Acquired Companies; (iii) seeking to prohibit or limit in any material respect Parent’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or the Surviving Corporation; (iv) that could materially and adversely affect the right of Parent or any of the Acquired Companies to own the assets or operate the business of the Acquired Companies; or (v) seeking to compel any of the Acquired Companies, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

(f) There shall not be pending any Proceeding in which, in the reasonable judgment of Parent, there is a reasonable likelihood of an outcome that would have a Material Adverse Effect on the Acquired Companies or a material adverse effect on Parent: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger or any of the other transactions contemplated by this Agreement and seeking to obtain from Parent or any of the

Acquired Companies, any damages or other relief that may be material to Parent or the Acquired Companies; (iii) seeking to prohibit or limit in any material respect Parent’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or the Surviving Corporation; or (iv) that would materially and adversely affect the right of Parent or any of the Acquired Companies, to own the assets or operate the business of any of the Acquired Companies.

(g) This Agreement shall not have been terminated in accordance with its terms.

(h) Parent and Acquisition Sub are reasonably satisfied, in their sole discretion, that the Rights and the Rights Agreement are inapplicable to the Merger.

(i) The Dissenting Shares shall not represent more than 10% of the voting power of the outstanding Company Common Stock.

(j) All of the Company’s outstanding 5% Convertible Subordinated Debentures shall have been redeemed in full.

Section 8: TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after the Required Company Stockholder Vote, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or making consummation of the Merger illegal; provided, that in the case of a restraining order, injunction or other order, each of the parties shall have used their commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered;

(c) by either Parent or the Company if the Merger shall not have been consummated by April 30, 2004; provided, however, that: (i) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure to consummate the Merger is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party; and (ii) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) unless the Company shall have made any payment then required to be made to Parent pursuant to Section 8.3(a) and shall have paid to Parent the fee, if any, then required to be paid to Parent pursuant to Section 8.3(c);

(d) by Parent if a Triggering Event shall have occurred;

(e) by Parent if: (i)(x) any of the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.5, 3.13, 3.15, 3.23, 3.24, 3.25, 3.27, 3.28 (first sentence only), or 3.29 of this Agreement shall not be true and correct in any material respect (determined without regard to any knowledge or materiality qualifications therein), except to the extent any such representations and warranties are qualified by a Material Adverse Effect qualification, in which case any such representations and warranties shall not be true and correct in any respect (determined without regard to knowledge qualifications therein), in each case as of the date of this Agreement or as of a date subsequent to the date of this Agreement as if made on such subsequent date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties shall not be true and correct in any material respect as of such earlier date, determined without regard to any knowledge or materiality qualifications therein, except to the extent any such representations and warranties are qualified by a Material Adverse Effect qualification, in which case any such representations and warranties shall not be true and correct in any respect as of such earlier date, determined without regard to knowledge qualifications therein), or (y) any of the representations and warranties of the Company set forth in this Agreement shall not be true and correct (determined without regard to any knowledge qualifications or any materiality or Material Adverse Effect qualifications therein), as of the date of this Agreement or as of a date subsequent to the date of this Agreement as if made on such subsequent date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties shall not be true and correct as of such earlier date, determined without regard to any knowledge qualifications or any materiality or Material Adverse Effect qualifications therein), except for purposes of this subclause (y), to the extent the failure of any such representations and warranties to be true and correct, taken together in their entirety, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or (ii) the Company shall not have performed and complied, in all material respects, with each material covenant or agreement contained in this Agreement and required to be performed or complied with by it; provided, however, if such inaccuracy or breach is curable by the Company, then Parent may not terminate this Agreement under this Section 8.1(e) with respect to a particular inaccuracy or breach prior to or during the ten (10)-business day period commencing upon delivery by Parent of written notice to the Company of such inaccuracy or breach, provided the Company continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such ten (10)-business day period;

(f) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall fail to be true and correct as of the date of this Agreement, or as a date subsequent to the date of this Agreement (as if made on such subsequent date) (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall not be true and correct as of such earlier date), except where such failure does not have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger; or (ii) if Parent shall not have complied with, in all material respects, Parent’s covenants contained in this Agreement, except where such noncompliance does not have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger; provided, however, if such inaccuracy or breach is curable by Parent, then the Company may not terminate this Agreement under this Section 8.1(f) with respect to a particular inaccuracy or breach prior to or during the ten (10)-business day period commencing upon delivery by the Company of written notice to Parent of such inaccuracy or breach, provided Parent continues to exercise commercially reasonable efforts to cure such inaccuracy or breach; or

(g) by the Company if the Company has proposed to enter into an agreement with respect to a Superior Proposal or has approved or recommended a Superior Proposal in accordance with Section 5.3, provided that the Company has complied with all of the provisions of Section 5.3, including the notice provisions therein, and that simultaneously with terminating this Agreement the Company makes all payments required to be made to Parent pursuant to Section 8.3.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 6.7, this Section 8.2, Section 8.3 and Section 9 (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) except as otherwise provided in Section 8.3(e), the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

(i) Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, accounting fees, and financial advisory fees, incurred in connection with the filing, printing and mailing of the Proxy Statement and any amendments or supplements thereto; and

(ii) if this Agreement is terminated by Parent pursuant to (w) Section 8.1(c) and following the date hereof and prior to the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, (x) Section 8.1(d) (other than with respect to a Stock Purchase Triggering Event), (y) Section 8.1(d) with respect to a Stock Purchase Triggering Event (if within one (1) year from the date of any such termination the Company enters into an agreement with respect to, approves, or recommends or consummates, an Acquisition Proposal or agrees or resolves to do any of the foregoing), or (z) Section 8.1(e), or if this Agreement is terminated by the Company pursuant to Section 8.1(c)) (and following the date hereof and prior to the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made), or Section 8.1(g), then (without limiting any obligation of the Company to pay any fee payable pursuant to Section 8.3(c)), the Company shall make a nonrefundable cash payment to Parent, at the time specified in Section 8.3(b), in an amount equal to the aggregate amount of all reasonable fees and expenses (including all reasonable attorneys’ fees, reasonable accountants’ fees, reasonable financial advisory fees and all filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the due diligence review of the Company by Parent, Acquisition Sub and their respective Representatives, the preparation and negotiation of this Agreement and otherwise in connection with the Merger or any of the other transactions contemplated by this Agreement, but which amount in no event shall exceed $1,000,000; provided, however, no such amount shall be required to be paid under Section 8.3(a)(ii)(w) above if the Acquisition Proposal has not been solicited by the Company and it has been withdrawn or has expired by its terms prior to the scheduled Company Stockholders’ Meeting (a “Withdrawn Acquisition Proposal”) unless, within one (1) year from the date of termination of the Agreement, the Company enters into a agreement with respect to, approves, or recommends or consummates, an Acquisition Proposal or agrees or resolves to do any of the foregoing.

(b) In the case of termination of this Agreement by Parent pursuant to Section 8.1(d) (other than with respect to a Stock Purchase Triggering Event) or Section 8.1(e), any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 8.3(a) shall be made by the Company within two (2) Business Days after such termination if the Company has been advised of such amount or two (2) Business Days following the time that the Company is advised of such amount; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(c) (other than where there is a Withdrawn Acquisition Proposal), any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 8.3(a) shall be made by the Company within two (2) Business Days after the date of the scheduled Company’s Stockholders’ Meeting; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(c) (where there is a Withdrawn Acquisition Proposal) or Section 8.1(d) with respect to a Stock Purchase Triggering Event, any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 8.3(a) shall be made by the Company within two (2) Business Days after the date the Company enters into an agreement with respect to, approves, or recommends or consummates, an Acquisition Proposal or agrees or resolves to do any of the foregoing; and in the case of termination of this Agreement by the Company pursuant to Section 8.1(c) or Section 8.1(g), any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 8.3(a) shall be made by the Company at or prior to the time of such termination if the Company has been advised of such amount or two (2) Business Days following the time that the Company has been advised of such amount.

(c) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) and within one (1) year from the date of any such termination the Company enters into an agreement with respect to, approves, or recommends or consummates, an Acquisition Proposal or agrees or resolves to do any of the foregoing, (ii) this Agreement is terminated by Parent pursuant to Section 8.1(d) (other than on account of a Stock Purchase Triggering Event), (iii) this Agreement is terminated by Parent pursuant to Section 8.1(d) on account of a Stock Purchase Triggering Event and within one (1) year from the date of such termination the Company enters into an agreement with respect to, approves, or recommends or consummates an Acquisition Proposal or agrees or resolves to do any of the foregoing, (iv) this Agreement is terminated by Parent pursuant to Section 8.1(e) and within one (1) year from the date of termination the Company enters into an agreement with respect to, approves, recommends or consummates an Acquisition Proposal or agrees or resolves to do any of the foregoing, or (v) this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall pay to Parent, in cash at the time specified in the next sentence (and in addition to the amounts payable pursuant to Section 8.3(a)), a nonrefundable fee in the amount equal to Twenty Two Million Five Hundred Thousand Dollars ($22,500,000.00) (the “Termination Fee”). In the case of termination of this Agreement by the Company pursuant to Section 8.1(c) or by Parent pursuant to Section 8.1(c), Section 8.1(d) (on account of a Stock Purchase Triggering Event) or Section 8.1(e), the Termination Fee shall be paid by the Company within two Business Days after the Company enters into an agreement with respect to, approves, recommends or consummates an Acquisition Proposal or agrees or resolves to do any of the foregoing; in the case of termination of this Agreement by Parent pursuant to Section 8.1(d) (other than on account of a Stock Purchase Triggering Event), the Termination Fee shall be paid by the Company within two Business Days after such termination; and in the case of termination of this Agreement by the Company pursuant to Section 8.1(g), the Termination Fee shall be paid by the Company at or prior to the time of such termination.

(d) If the Company fails to pay when due any amount payable under this Section 8.3, then (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.3, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as announced by Mellon Bank, N.A., or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e) Payment of the Termination Fee and expense reimbursement, if any, as the case may be, shall be Parent’s, Acquisition Sub’s exclusive remedy for any termination of this Agreement in accordance with this Section 8, and there shall be no further liability to the Company as a result of such termination, except in all cases in the event of (i) fraud or (ii) an intentional or willful breach of this Agreement by the Company or any of its Representatives.

Section 9: MISCELLANEOUS PROVISIONS

9.1 Amendment. Subject to Section 6.4(a) and Section 6.5, this Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger; provided however that this Section 9.3 shall not limit any covenant or agreement of the parties hereto which by its terms provides for performance after the Effective Time or after termination of this Agreement.

9.4 Entire Agreement; Counterparts; No Third Party Beneficiaries. This Agreement (together with the Company Disclosure Letter) and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the confidentiality provisions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except for Continuing Employees pursuant to Section 6.4(a) hereof and Indemnified Persons pursuant to Section 6.5 hereof.

9.5 Applicable Law; Jurisdiction. This Agreement and all matters arising out of or relating to this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of Laws thereof or any other jurisdiction. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

9.6 Headings. The section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company’s rights hereunder maybe assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect; provided, further, that Parent may assign this Agreement to any direct or indirect subsidiary of Parent, but any such assignment shall not relieve Parent of any of its obligations hereunder. Any assignment prohibited under this Section 9.8 shall be null and void.

9.9 Notices. All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement, or in connection with the transactions contemplated hereby and thereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (a) if personally delivered, on the Business Day it is delivered (as evidenced by the receipt of the personal delivery service); (b) if mailed by certified or registered mail return receipt requested, four (4) Business Days after the aforesaid mailing; (c) if delivered by overnight courier (with all charges having been prepaid), on the first Business Day after it is sent (as evidenced by the receipt of the overnight courier service of recognized standing); or (d) if delivered by facsimile transmission, on the Business Day of such delivery if confirmed within 48 hours thereafter by a signed original sent in one of the manners set forth in (a) through (c) above. If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 9.9), or the refusal to accept same, the notice shall be deemed received on the Business Day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable: (i) if to Parent or Acquisition Sub: at Parent’s address stated on page one of this Agreement to the attention of General Counsel (fax # 610-687-3725), with a copy sent simultaneously to the same address, to the attention of its Chief Financial Officer (fax # 610-687-2436), and (ii) if to Company, to the address stated on page one of this Agreement to the attention of the President and CEO (fax # 610-578-7457), with a copy to Pepper Hamilton LLP, 3000 Two Logan Square, 18th & Arch Streets, Philadelphia, Pennsylvania 19103-2799, Attention: Barry M. Abelson. (fax # 215-981-4750).

9.10 Cooperation. Each party to this Agreement agrees to reasonably cooperate with the other parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

9.11 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

9.12 Interpretation of Representations. Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied. Exceptions or qualifications to any such representation or warranty shall not be construed as exceptions or qualifications to any other representation or warranty.

9.13 Reliance by Parent and Acquisition Sub. Notwithstanding the right of Parent and Acquisition Sub to investigate the business, Assets and financial condition of the Acquired Companies, and notwithstanding any knowledge obtained or obtainable by Parent and Acquisition Sub as a result of such investigation, Parent and Acquisition Sub have the unqualified right to rely upon, and have relied upon, each of the representations and warranties made by Company in this Agreement or pursuant hereto.

9.14 Bankruptcy Qualification. Each representation or warranty made in or pursuant to this Agreement regarding the enforceability of any Contract shall be qualified to the extent that such enforceability may be affected by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

9.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SUNGARD DATA SYSTEMS INC.

By:	/s/ Richard C. Tarbox

Name: Richard C. Tarbox Title: Senior Vice President—Corporate Development

SCHOOLHOUSE ACQUISITION CORP. INC.

By:	/s/ Richard C. Tarbox

Name: Richard C. Tarbox Title: Vice President

SYSTEMS & COMPUTER TECHNOLOGY CORPORATION

By:	/s/ Eric Haskell

Name: Eric Haskell Title: Executive Vice President, Finance and Administration

EXHIBIT A

DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

401(k) Termination Date shall have the meaning set forth in Section 6.4(b) of this Agreement.

Acquired Companies shall mean the Company and its Subsidiaries.

Acquisition Proposal shall have the meaning set forth in Section 5.3(d) of this Agreement.

Acquisition Sub shall have the meaning set forth in the introductory section of this Agreement.

Agreement shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Asset shall mean any real, personal, mixed, tangible or intangible property of any nature, including cash on hand, cash in bank or other accounts, readily marketable securities, other cash-equivalent liquid assets of any nature, prepayments, deposits, escrows, accounts receivable (or other receivable), Tangible Property, Real Property, Software, Contract Rights, Intangibles and goodwill, and claims, causes of action and other legal rights and remedies.

Business Day shall have the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Certificates shall have the meaning set forth in Section 2.2(b) of this Agreement.

Closing shall have the meaning set forth in Section 1.4 of this Agreement.

Closing Date shall have the meaning set forth in Section 1.4 of this Agreement.

Code shall mean the Internal Revenue Code of 1986, as amended.

Commercially Available Software shall mean the following: ready-to-use, pre-packaged Software which is (i) commercially available to the public, and (ii) not embedded in, otherwise included in, or necessary to provide any of the products or services provided by the Acquired Companies, and (iii) replaceable without material delay for less than $50,000.

Company shall have the meaning set forth in the introductory section of this Agreement.

Company Board Recommendation shall have the meaning set forth in Section 3.23 of this Agreement.

Company Common Stock shall mean the common stock, $.01 par value per share, of the Company.

Company Disclosure Letter shall mean the disclosure schedule that has been prepared by the Company and that has been delivered by the Company to Parent on the date of the Agreement.

Company’s Employee Benefit Plans shall have the meaning set forth in Section 3.16 of this Agreement.

Company Intangibles shall have the meaning set forth in Section 3.13(a) of this Agreement.

Company Options shall have the meaning set forth in Section 3.2(b) of this Agreement.

Company Real Property shall have the meaning set forth in Section 3.11(c) of this Agreement.

Company SEC Documents shall have the meaning set forth in Section 3.5(a) of this Agreement.

Company Stockholders’ Meeting shall have the meaning set forth in Section 6.1(b) of this Agreement.

Company’s Stock Option Plans shall have the meaning set forth in Section 3.2(b) of this Agreement.

Company Web Sites shall have the meaning set forth in Section 3.13(n) of this Agreement.

Company 401(k) Plan shall have the meaning set forth in Section 6.4(a) of this Agreement.

Confidentiality Agreement shall mean the Confidentiality Agreement, dated September 25, 2003, between the Company and Parent.

Consent shall mean any consent, approval, order or authorization (including any Governmental Authorization) of, or any declaration, filing or registration with, or any application, notice or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result.

Continuing Employees shall have the meaning set forth in Section 6.4(a) of this Agreement.

Contract shall mean any written or oral contract, agreement, instrument, order, arrangement, commitment or understanding of any nature, including sales orders, purchase orders, leases, subleases, data processing agreements, maintenance agreements, license agreements, sublicense agreements, loan agreements, promissory notes, instruments, security agreements, pledge agreements, deeds, mortgages, guaranties, indemnities, warranties, employment agreements, consulting agreements, sales representative agreements, joint venture agreements, buy-sell agreements, options or warrants.

Contract Right shall mean any right, power or remedy of any nature under any Contract, including rights to receive property or services or otherwise derive benefits from the payment, satisfaction or performance of another party’s Obligations, rights to demand that another party accept property or services or take any other actions, and rights to pursue or exercise remedies or options.

DGCL shall have the meaning set forth in Section 1.2 of this Agreement.

Dissenting Shares shall have the meaning set forth in Section 2.3 of this Agreement.

Domain Names shall have the meaning set forth in Section 3.13(j) of this Agreement.

Effective Time shall have the meaning set forth in Section 1.4 of this Agreement.

Eligible Options shall have the meaning set forth in Section 6.3 of this Agreement.

Employee Benefit Plan shall mean any employee benefit plan as defined in Section 3(3) of ERISA, and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self insurance, death benefits, employee welfare or fringe benefits of any nature; but not including employment Contracts with individual employees.

Encumbrance shall mean any lien, pledge, easement, Obligation, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest, understanding or arrangement imposing restrictions on title or use or other restrictions of any nature whatsoever (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Laws shall mean all applicable Law (including consent decrees, administrative orders and common laws) relating to the public health and safety and protection of the environment, including those governing or relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of Hazardous Substances, all as amended.

ERISA shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate shall mean any business or entity that is a member of a “controlled group of corporations” under “common control” or an “affiliated service group” with a company or entity within the meaning of any of Sections 414(b), (c), or (m) of the Code, or that is required to be aggregated with a company or entity under Section 414(o) of the Code, or that is under “common control” with a company or entity within the meaning of Section 4001(a)(14) of ERISA.

Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

Excluded Laws shall have the meaning set forth in the final paragraph of Section 3.26.

Exhibits shall have the meaning set forth in Section 9.15(c) of this Agreement.

GAAP shall mean generally accepted accounting principles under current United States accounting rules and regulations, consistently applied throughout the periods covered. In no event shall the consistent application of the historical accounting policies used by the Company have priority over GAAP, regardless of materiality.

Governmental Authorization shall mean any: (a) Permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

Governmental Body shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, self-regulatory organization, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

Hazardous Substances shall mean any substance, waste, contaminant, pollutant or material that has been determined by any United States federal government authority, or any state or local government authority having jurisdiction over any Real Property, to be capable of posing a risk of injury or damage to health, safety, property or the environment, including (a) all substances, wastes, contaminants, pollutants and materials defined, designated or regulated as hazardous, dangerous or toxic pursuant to any Law of any state in which any Real Property is located or any United States Law, and (b) asbestos, polychlorinated biphenyls, petroleum, petroleum products and urea formaldehyde.

HSR Act shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

Include and Including shall mean including but not limited to.

Indemnified Persons shall have the meaning set forth in Section 6.5(a) of this Agreement.

Insurance Policy shall mean any public liability, product liability, general liability, comprehensive, property damage, vehicle, life, hospital, medical, dental, disability, worker’s compensation, key man, fidelity bond, theft, forgery, errors and omissions, directors’ and officers’ liability, or other insurance policy of any nature.

Intangible shall mean any name, corporate name, fictitious name, trademark, trademark application, service mark, service mark application, trade name, brand name, product name, slogan, trade secret, know-how, patent, patent application, copyright, copyright application, design, logo, formula, invention, product right, technology or other intangible asset of any nature, whether in use, under development or design, or inactive.

IRS shall have the meaning set forth in Section 3.16 of this Agreement.

Judgment shall mean any order, writ, injunction, citation, award, decree or other judgment of any nature of any Governmental Body.

to the knowledge of the Company or similar phrases shall mean that none of the directors of any of the Acquired Companies as of the date hereof or any of the following individuals has any actual knowledge or implied knowledge that the statement made is incorrect: Michael Chamberlain—President and Chief Executive Officer; Eric Haskell—Executive Vice President and Chief Financial Officer; Richard Blumenthal—Executive Vice President and General Counsel; Brian Madocks—Executive Vice President, Field Operations; Jeffrey Cottle—Senior Vice President, Human Resources; Andrew Cooley—Senior Vice President, Marketing; Scott Doughman—Senior Vice President, Business Development; Susan LaCour—Senior Vice President, Business Lines; David Muldoff—Senior Vice President, Architecture and Jennifer

Bloom—Vice President, Finance and Administration. For this purpose, “implied knowledge” means all information that any of such directors or executive officers should reasonably be expected to have actual knowledge of in the course of operating and managing the business and affairs of the Acquired Companies.

Latest Balance Sheet shall have the meaning set forth in Section 3.5(b) of this Agreement.

Law shall mean any federal, state, local, municipal, foreign or other law, statute, charter, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidelines, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq National Market System or NYSE).

Leased Real Property shall mean all the Real Property leased pursuant to the Real Property Leases.

Material Adverse Effect shall mean an event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Acquired Companies if such event, occurrence, violation, inaccuracy, circumstance or other matter (considered alone or together with any other matter or matters) had or would reasonably be expected to have a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, assets, liabilities, operations, revenues, results of operations, cash flows, financial performance or prospects of the Acquired Companies taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or (iii) Parent’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or the Surviving Corporation; provided, however, that in determining whether there has been a Material Adverse Effect, any adverse effects resulting from or attributable to (A) changes or conditions generally affecting the industries or segments in which any of the Acquired Companies operate, (B) changes in general economic, industry, or market conditions which, in the case of (A) or (B), do not have a materially disproportionate effect (relative to other industry participants) on any of the Acquired Companies, or (C) any disruption of customer, business partner, supplier or employee relationships, including, without limitation, reductions in services or products sold, licensed or otherwise provided to customers, that resulted or arose from the announcement of this Agreement or the consummation of the Merger, to the extent so attributable shall be disregarded; provided, further that any reduction in the market price or trading volume of the Company’s Common Stock in and of itself shall not be deemed to constitute a Material Adverse Effect on the Company (it being understood that the foregoing shall not prevent Parent from asserting that any underlying cause of such reduction independently constitutes a Material Adverse Effect on the Company).

Merger shall have the meaning set forth in the Background section of this Agreement.

Merger Consideration shall have the meaning set forth in Section 2.1(a)(iii) of this Agreement.

NASD shall mean the National Association of Securities Dealers, Inc.

NYSE shall mean the New York Stock Exchange, Inc.

Obligation shall mean any debt, liability or obligation of any nature, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise.

October Options shall have the meaning set forth in Section 3.2(b)

Option Amendment shall have the meaning set forth in Section 6.3(b) of this Agreement.

Option Cash Amount shall have the meaning set forth in Section 6.3(b) of this Agreement.

Owned Company Intangibles shall have the meaning set forth in Section 3.13(b) of this Agreement.

Owned Company Software shall have the meaning set forth in Section 3.13(a) of this Agreement.

Owned Real Property shall have the meaning set forth in Section 3.11(a) of this Agreement.

Parent shall have the meaning set forth in the introductory section of this Agreement.

Parent Employee Benefit Plans shall have the meaning set forth in Section 6.4(a) of this Agreement.

Parent 401(k) Plan shall have the meaning set forth in Section 6.4(a) of this Agreement.

Paying Agent shall have the meaning set forth in Section 2.2(a) of this Agreement.

Permit shall mean any license, permit, approval, waiver, order, authorization, right or privilege of any nature, granted, issued, approved or allowed by any Governmental Body.

Permitted Encumbrances shall mean Encumbrances (i) for Taxes, governmental charges, assessments or levies, provided that such Taxes, governmental charges, assessments or levies are not yet due or are being contested in good faith by appropriate Proceedings, and in any case of any contest, for which the Company has made an appropriate reserve on the Latest Balance Sheet; (ii) deposits, Encumbrances or pledges to secure payments of workmen’s compensation, public liability, unemployment and other similar insurance, (iii) mechanics’, workmen’s materialmen’s, repairmen’s, warehousemen’s, vendors’ or carriers’ Encumbrances, or other similar Encumbrances arising in the ordinary course of business consistent with past practices and securing sums which are not past due or are being contested in good faith by appropriate Proceedings, and in any case of any contest, for which the Company has made an appropriate reserve on the Latest Balance Sheet; (iv) purchase money Encumbrances upon any fixed or capital assets; (v) restrictions on transfers of securities imposed by Federal and state securities laws; and (vi) Encumbrances that do not materially detract from the value or materially interfere with the use by the Acquired Companies of their Assets.

Person shall mean any individual, Entity or Governmental Body.

Pre-Closing Period shall have the meaning set forth in Section 5.1 of this Agreement.

Proceeding shall mean any demand, claim, suit, action, litigation, investigation, arbitration, administrative hearing, audit or other proceeding of any nature (including any civil, criminal, administrative, investigative, or appellate proceeding).

Proxy Statement shall mean the proxy or information statement of the Company to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

Real Property shall mean any real estate, land, building, condominium, town house, structure or other real property of any nature, all shares of stock or other ownership interests in cooperative or condominium associations or other forms of ownership interest through which interests in real estate may be held, and all appurtenant and ancillary rights thereto, including easements, covenants, water rights, sewer rights and utility rights.

Real Property Leases shall have the meaning set forth in Section 3.11(b) of this Agreement.

Reportable Transaction shall have the meaning set forth in Section 3.18(n) of this Agreement.

Representatives shall have the meaning set forth in Section 5.3(a) of this Agreement.

Required Company Stockholder Vote shall have the meaning set forth in Section 3.25 of this Agreement.

Right means, with respect to each outstanding share of Common Stock, the right to purchase one one-hundredth of a share of Series A Participating Preferred Stock, par value $.10 per share, pursuant to the Rights Agreement.

Rights Agreement means the Rights Agreement, dated as of April 13, 1999 between the Company and ChaseMellon Shareholder Services L.L.C.

SEC shall mean the United States Securities and Exchange Commission.

Sections shall have the meaning set forth in Section 9.15(c) of this Agreement.

Securities Act shall mean the Securities Act of 1933, as amended.

Software shall mean any computer program, operating system, applications system, firmware or software of any nature, including all object code, source code, technical manuals, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

SOX shall mean the Sarbanes-Oxley Act of 2002.

Specified Contracts shall have the meaning set forth in Section 3.14 of this Agreement.

Specified Option Plans shall have the meaning set forth in Section 6.3(b) of this Agreement.

Stock Purchase Triggering Event shall have the meaning set forth in this Exhibit A under “Triggering Event”.

Subsidiary shall mean the following: an entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Proposal shall have the meaning set forth in Section 5.3(d) of this Agreement.

Surviving Corporation shall have the meaning set forth in Section 1.2 of this Agreement.

Tail Policy shall have the meaning set forth in Section 6.5(b) of this Agreement.

Takeover Laws shall have the meaning set forth in Section 3.23 of this Agreement.

Tangible Property shall mean any furniture, fixtures, leasehold improvements, vehicles, office equipment, computer equipment, other equipment, machinery, tools, forms, supplies or other tangible personal property of any nature.

Tax shall mean (a) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature; (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, sewer rent or other fee or charge of any nature; or (c) any deficiency, interest or penalty imposed with respect to any of the foregoing.

Tax Return shall mean any report, return (including any information return), statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including, without limitation, combined, unitary or consolidated returns for any group of entities.

Termination Fee shall have the meaning set forth in Section 8.3(c) of this Agreement.

Triggering Event. A “Triggering Event” shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend that the Company’s stockholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent or Acquisition Sub the Company Board Recommendation; (ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company’s stockholders; (iii) the board of directors of the Company fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company’s stockholders, within five Business Days after Parent requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of the Company shall have approved, endorsed, recommended or taken a neutral position with respect to any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement that is entered into in accordance with Section 5.3(a)); (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (vii) an Acquisition Proposal is publicly announced, disclosed or commenced or submitted, made or publicly communicated to the Company’s board of directors and the Company (A) fails to comply with the requirements of Section 5.3 or (B) otherwise fails to actively oppose such Acquisition Proposal; (viii) any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires or agrees to acquire, or discloses an intention to acquire, beneficial or record ownership of securities representing more than 10% of the outstanding securities of any class of voting securities of the Company (a “Stock Purchase Triggering Event”); (ix) any of the Acquired Companies or any Representative

of any of the Acquired Companies shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions set forth in Section 5.3; or (x) the board of directors of the Company shall not have submitted this Agreement to the Company Stockholders, whether or not the board of directors of the Company at any time changes, withdraws, or modifies the Company Board Recommendation.

WARN Act shall have the meaning set forth in Section 3.15 of this Agreement.

Web shall have the meaning set forth in Section 3.13(n) of this Agreement.

Withdrawn Acquisition Proposal shall have the meaning set forth in Section 8.3(a)(ii) of this Agreement.

Exhibit B

Severance Policy

An individual whose employment with the Company is terminated on an involuntary basis other than for cause will receive severance in an amount equal to two (2) weeks salary for each year that the individual was employed by the Company, with a maximum severance payment equal to 20 weeks of then-current salary for employees with 10 years of service or less. Employees with more than 10 years of service receive an additional week of severance (that is, beyond the 20 week maximum) for each year of employment with the Company in excess of 10 years. Further, in lieu of the foregoing, individuals who currently hold a position of Vice President or above (as set forth in Section 3.1 of the Company Disclosure Letter) receive severance in an amount equal to 12 months of the individual’s then-current salary.

B-1